Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2026 Earnings

Lima, Peru, August 11, 2026. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2026. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Resilient profitability supported by growth in core businesses

▪
Net income of S/ 585 million and ROE of 18.5%
▪
Continued strengthening of primary banking relationships, with retail primary clients growing 16% YoY

Banking: Higher-yielding loans continued to grow

▪
Net income of S/ 403 million and ROE of 15.6%
▪
Higher yielding loans grew 12% YoY
▪
Risk-adjusted NIM reached 3.5% in 2Q26, with a cost of risk of 2.1% and cost of funds of 3.0%

Insurance: Solid core business growth and improved results

▪
Net income of S/ 119 million
▪
Written premiums grew 9% YoY
▪
Insurance results improved by S/ 15.8 million YoY
▪
ROIP of 7.1% in 2Q26

Wealth Management: Double-digit growth in core business

▪
AuMs reached S/ 34 billion: 4% QoQ and 14% YoY
▪
Fee income increased 2.8% YoY
▪
ROE of 24.9% in 2Q26

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 585.3 million in 2Q26, an increase of S/ 5.7 million YoY. IFS’s annualized ROE was 18.5% in 2Q26.

Intercorp Financial Services’ P&L statement)

S/ million	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income	1,715.2	1,776.9	1,787.6	0.6%	4.2%
Interest and similar expenses	(578.6)	(543.0)	(599.9)	10.5%	3.7%
Net interest and similar income	1,136.6	1,233.9	1,187.7	(3.7)%	4.5%
Impairment loss on loans, net of recoveries	(308.3)	(184.3)	(274.4)	48.9%	(11.0)%
Recovery (loss) due to impairment of financial investments	(0.2)	(13.2)	2.7	n.m.	n.m.
Net interest and similar income after impairment loss	828.1	1,036.4	916.1	(11.6)%	10.6%
Fee income from financial services, net	299.4	302.0	320.9	6.2%	7.2%
Other income	387.9	339.2	330.1	(2.7)%	(14.9)%
Insurance results	(30.7)	(64.3)	(14.9)	(76.8)%	(51.4)%
Other expenses	(788.8)	(838.3)	(855.6)	2.1%	8.5%
Income before translation result and income tax	695.9	774.9	696.5	(10.1)%	0.1%
Translation result	11.6	(19.0)	21.9	n.m.	89.3%
Income tax	(127.9)	(154.0)	(133.1)	(13.6)%	4.1%
Profit for the period	579.6	601.9	585.3	(2.8)%	1.0%
Attributable to IFS' shareholders	577.2	598.3	582.3	(2.7)%	0.9%
EPS	5.02	5.21	5.07
ROE	20.7%	19.4%	18.5%
ROA	2.4%	2.4%	2.3%
Efficiency ratio	35.9%	36.6%	37.8%

Quarter-on-quarter performance

Profits decreased S/ 16.6 million QoQ, mainly due to a S/ 90.1 million increase in impairment losses on loans, a S/ 46.2 million decrease in net interest and similar income, and a S/ 17.3 million increase in other expenses. These effects were partially offset, mostly by an improvement in insurance results of S/ 49.4 million, a positive variation in translation result of S/ 40.9 million, a S/ 20.9 million decrease in income tax, and a S/ 18.9 million increase in fee income from financial services.

Impairment losses on loans increased by S/ 90.1 million QoQ, mainly reflecting portfolio growth and a normalization of the cost of risk, which resulted in higher provisioning requirements in the consumer and small business segments.

Net interest and similar income decreased by S/ 46.2 million QoQ, mainly due to a S/ 56.9 million increase in interest expense, driven by higher funding costs on deposits and securities, bonds and outstanding obligations. This effect was partially offset by a S/ 10.7 million increase in interest income.

The S/ 17.3 million increase in other expenses was mostly explained by higher administrative and personnel expenses across our subsidiaries.

The S/ 49.4 million improvement in insurance results was primarily driven by a stronger performance in the annuities business, mainly due to lower inflation exposure.

The S/ 40.9 million improvement in translation result was mainly driven by foreign exchange gains, related to dividend funds hedged through forward contracts and dividends pending upstream distribution. The remaining improvement was primarily attributable to Interbank, reflecting the translation of foreign currency monetary items, with a smaller contribution from Interseguro.

The S/ 20.9 million improvement in income tax was mainly driven by a lower tax expense in the Banking segment during the quarter.

The S/ 18.9 million increase in fee income was mainly driven by higher transactional volumes across the banking business, reflecting increased customer activity during the quarter.

The S/ 9.1 million decrease in other income was mainly driven by lower gains from financial transactions, following strong foreign exchange and investment results in the previous quarter.

Year-on-year performance

Profits increased S/ 5.7 million YoY, supported by increases of S/ 51.1 million in net interest and similar income, S/ 21.5 million in fee income from financial services, and S/ 15.8 million in insurance results, as well as a reduction of S/ 33.9 million in impairment losses on loans. These effects were partially offset by an increase of S/ 66.8 million in other expenses and a decrease of S/ 57.8 million in other income.

Net interest and similar income increased by S/ 51.1 million YoY, driven by a S/ 72.4 million increase in interest and similar income, partially offset by a S/ 21.3 million increase in interest expense. Higher interest income was mainly supported by growth in average loan and investment balances, while the increase in interest expense reflected a larger funding base to support business growth, despite a lower cost of funds compared to the same period last year.

Net fee income from financial services increased 7.2% YoY, mainly driven by higher credit card and financial services fees, in line with increased transactional activity across the customer base. This growth was partially offset by lower fees from contingent operations.

Insurance results improved by S/ 15.8 million YoY, mainly driven by a stronger contribution from the Individual Life business, reflecting a higher CSM release following adjustments to release patterns, which more than offset the lower contribution from Retail Insurance.

The S/ 33.9 million YoY reduction in impairment losses on loans was mainly explained by continued improvement in portfolio quality and sustained sound payment behavior across the banking business.

The S/ 57.8 million YoY decrease in other income was mainly driven by lower gains on financial assets at fair value in the Wealth Management segment compared to a strong 2Q25. This effect was partially offset by higher net gains on foreign exchange transactions, increased gains from the sale of financial investments, and improved results from the valuation of investment properties in the Insurance segment.

Other expenses increased by S/ 66.8 million YoY, mainly reflecting higher technology, personnel and administrative expenses. The increase was driven by continued investments in technology infrastructure, cybersecurity and cloud services, higher headcount to support business growth, including the Data, Analytics & GenAI area, as well as higher credit card-related, marketing and consulting expenses.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Banking	328.1	495.0	402.5	(18.7)%	22.7%
Insurance	80.9	105.0	118.8	13.2%	46.8%
Wealth Management	117.0	63.0	71.3	13.2%	(39.0)%
Corporate, eliminations and other subsidiaries	53.6	(61.1)	(7.4)	(88.0)%	n.m.
IFS profit for the period	579.6	601.9	585.3	(2.8)%	1.0%

Interbank

SUMMARY

Interbank's profit reached S/ 402.5 million in 2Q26, while increasing S/ 74.4 million (+22.7% YoY) in the year.

The quarterly performance reflected a normalization in provisioning levels, with impairment losses on loans increasing by S/ 90.1 million compared to the previous quarter. Results were also impacted by a S/ 18.7 million decrease in net interest and similar income, an S/ 18.5 million increase in other expenses, and a S/ 13.3 million reduction in other income.

These effects were partially offset by a S/ 20.7 million increase in fee income from financial services, a S/ 17.3 million reduction in income tax expenses, and a S/ 10.1 million positive variation in translation result.

On a year-over-year basis, net profit growth was mainly explained by a S/ 37.1 million increase in net interest and similar income, a S/ 37.5 million increase in fee income from financial services, a S/ 37.1 million increase in other income, and a S/ 34.2 million reduction in impairment losses on loans. These effects were partially offset by a S/ 53.6 million increase in other expenses and a S/ 20.8 million increase in income tax expenses.

As a result, Interbank's ROE increased to 15.6% in 2Q26, from 14.4% in 2Q25, reflecting the bank's continued profitability growth on a year-over-year basis.

Banking Segment’s P&L Statement

S/ million	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income	1,450.5	1,458.3	1,494.6	2.5%	3.0%
Interest and similar expense	(510.9)	(462.9)	(517.9)	11.9%	1.4%
Net interest and similar income	939.6	995.4	976.7	(1.9)%	3.9%
Impairment loss on loans, net of recoveries	(308.5)	(184.2)	(274.3)	48.9%	(11.1)%
Recovery (loss) due to impairment of financial investments	0.5	0.1	0.0	(48.1)%	(91.0)%
Net interest and similar income after impairment loss	631.6	811.2	702.4	(13.4)%	11.2%
Fee income from financial services, net	213.0	229.8	250.5	9.0%	17.6%
Other income	147.5	197.9	184.6	(6.8)%	25.1%
Other expenses	(563.9)	(599.0)	(617.5)	3.1%	9.5%
Income before translation result and income tax	428.2	640.0	520.1	(18.7)%	21.5%
Translation result	1.2	(5.6)	4.5	n.m.	n.m.
Income tax	(101.3)	(139.4)	(122.1)	(12.4)%	20.5%
Profit for the period	328.1	495.0	402.5	(18.7)%	22.7%
ROE	14.4%	19.5%	15.6%
Efficiency ratio	42.3%	41.0%	42.5%
NIM	5.1%	5.2%	4.9%

INTEREST-EARNING ASSETS

The quarterly increase in interest-earning assets was mainly driven by a 12.8% increase in cash and due from banks and inter-bank funds and a 2.5% increase in loans, partially offset by a 4.3% decline in financial investments, resulting in a 3.1% expansion in total interest-earning assets.

On a YoY basis, interest-earning assets increased 8.8%, supported by 24.5% growth in cash and due from banks and inter-bank funds, a 6.1% increase in financial investments and a 5.6% increase in loans, reflecting a continued expansion of the loan portfolio and higher balances in liquid and interest-bearing assets.

Interest-earning assets

S/ million	Jun-25	Mar-26	Jun-26	%chg Jun-26/ Mar-26	%chg Jun-26/ Jun-25
Cash and due from banks and inter-bank funds	11,878.2	13,105.7	14,789.5	12.8%	24.5%
Financial investments	12,087.1	13,398.6	12,820.4	(4.3)%	6.1%
Loans	48,843.0	50,319.8	51,575.4	2.5%	5.6%
Total interest-earning assets	72,808.2	76,824.2	79,185.3	3.1%	8.8%

Loan portfolio

S/ million	Jun-25	Mar-26	Jun-26	%chg Jun-26/ Mar-26	%chg Jun-26/ Jun-25
Performing loans
Retail	24,727.1	25,683.7	26,323.6	2.5%	6.5%
Commercial	23,554.9	24,023.9	24,713.6	2.9%	4.9%
Total performing loans	48,282.0	49,707.5	51,037.1	2.7%	5.7%
Restructured and refinanced loans	471.0	444.0	447.6	0.8%	(5.0)%
Past due loans	1,301.0	1,177.4	1,148.9	(2.4)%	(11.7)%
Total gross loans	50,054.1	51,329.0	52,633.7	2.5%	5.2%
Add (less)
Accrued and deferred interest	500.8	516.7	507.4	(1.8)%	1.3%
Impairment allowance for loans	(1,711.9)	(1,525.9)	(1,565.7)	2.6%	(8.5)%
Total direct loans, net	48,843.0	50,319.8	51,575.4	2.5%	5.6%

Performing loans increased 2.7% QoQ, driven by a 2.5% increase in retail loans and a 2.9% increase in commercial loans.

Retail loans grew 2.5% QoQ, driven by a 3.2% growth in consumer loans and a 1.5% growth in mortgages. Within consumer lending, credit cards and other consumer loans increased 4.5%, while payroll‑deductible loans grew 1.1%, resulting in a 3.2% increase in total consumer loans. Consumer loan growth remained the main driver of retail expansion during the quarter.

Commercial loans increased 2.9% QoQ, driven mainly by stronger demand for short-term financing and trade-related lending solutions. Growth was partially offset by lower balances in certain commercial lending products, while leasing activity remained broadly stable during the quarter.

On the YoY analysis, performing loans increased 5.7%, driven by growth in both retail and commercial loans, reflecting a balanced expansion across the loan portfolio.

The 6.5% increase in retail loans was mainly driven by strong growth in credit cards and other consumer loans, together with an 8.3% increase in mortgages. These effects were partially offset by a 1.3% decline in payroll‑deductible loans. As of June 2026, credit cards and other consumer loans accounted for 35.5% of total retail loans.

The 4.9% YoY growth in commercial loans was supported mainly by solid demand for short-term financing solutions across business clients.

Breakdown of retail loans

S/ million	Jun-25	Mar-26	Jun-26	%chg Jun-26/ Mar-26	%chg Jun-26/ Jun-25
Consumer loans:
Credit cards & other loans	8,542.6	8,935.7	9,339.8	4.5%	9.3%
Payroll deduction loans(1)	5,666.3	5,531.8	5,594.2	1.1%	(1.3)%
Total consumer loans	14,208.9	14,467.5	14,934.0	3.2%	5.1%
Mortgages	10,518.3	11,216.1	11,389.6	1.5%	8.3%
Total retail loans	24,727.1	25,683.7	26,323.6	2.5%	6.5%
(1)
Payroll deduction loans to public sector employees.

Market share in loans

	Jun-25	Mar-26	Jun-26	bps QoQ	bps YoY
Total consumer loans	19.7%	18.7%	18.1%	-60	-160
Mortgages	15.8%	16.2%	16.0%	-20	20
Total retail loans	17.9%	17.5%	17.1%	-40	-80
Total commercial loans	11.1%	11.3%	11.3%	0	20
Total loans	13.8%	13.9%	13.7%	-20	-10

FUNDING STRUCTURE

Funding structure

S/ million	Jun-25	Mar-26	Jun-26	%chg Jun-26/ Mar-26	%chg Jun-26/ Jun-25
Deposits and obligations	52,036.0	54,539.4	56,983.4	4.5%	9.5%
Due to banks and correspondents and inter-bank funds	7,072.6	5,916.9	6,042.2	2.1%	(14.6)%
Bonds, notes and other obligations	5,602.9	6,194.4	6,315.0	1.9%	12.7%
Total	64,711.4	66,650.7	69,340.6	4.0%	7.2%
% of funding
Deposits and obligations	80.4%	81.8%	82.2%
Due to banks and correspondents and inter-bank funds	10.9%	8.9%	8.7%
Bonds, notes and other obligations	7.0%	9.3%	9.1%

The bank’s total funding base increased 4.0% QoQ, driven primarily by a 4.5% increase in deposits and obligations, complemented by growth in bonds, notes and other obligations. This more than offset the lower participation of due to banks and inter-bank funds within the funding mix.

Deposits and obligations increased by S/ 2.4 billion during the quarter, supported by broad-based growth across segments. Institutional deposits increased 21.4%, while retail and commercial deposits also posted positive growth. In addition, bonds, notes and other obligations increased following local market issuances completed during the quarter.

As a result, deposits and obligations represented 82.2% of total funding as of June 2026, while due to banks and inter-bank funds accounted for 8.7% and bonds represented 9.1%. By deposit type, the mix consisted of 25% demand deposits, 39% savings deposits and 36% time deposits.

The bank’s total funding increased 7.2% YoY, mainly driven by a 9.5% increase in deposits and obligations, which more than offset a 14.6% decrease in due to banks and correspondents and inter-bank funds. In addition, bonds, notes and other obligations grew 12.7% YoY, reflecting recent local and international issuances incorporated into the funding structure.

Deposits and obligations increased by S/ 4.9 billion YoY, supported by growth across retail, commercial and institutional deposits, with savings deposits remaining the main contributor. In addition, bonds, notes and other obligations increased by S/ 704.0 million, reflecting the impact of the USD 500 million senior unsecured bond issued in January 2026, as well as local market issuances completed during the period.

As of June 2026, deposits and obligations represented 82.2% of total funding, up from 80.4% a year earlier, reflecting a greater reliance on customer deposits. This was accompanied by a lower contribution from due to banks and inter-bank funds and a higher share of bonds within the funding mix.

Breakdown of deposits

S/ million	Jun-25	Mar-26	Jun-26	%chg Jun-26/ Mar-26	%chg Jun-26/ Jun-25
By customer service:
Retail	26,017.6	29,515.6	29,528.1	0.0%	13.5%
Commercial	16,477.1	16,015.7	16,663.4	4.0%	1.1%
Institutional	9,061.3	8,456.2	10,265.0	21.4%	13.3%
Other	480.0	552.0	526.9	(4.5)%	9.8%
Total	52,036.0	54,539.4	56,983.4	4.5%	9.5%
By type:
Demand	13,358.6	14,290.6	14,372.2	0.6%	7.6%
Savings	19,911.3	22,016.7	22,200.0	0.8%	11.5%
Time	18,759.4	18,214.1	20,404.0	12.0%	8.8%
Other	6.6	18.0	7.2	(60.1)%	9.0%
Total	52,036.0	54,539.4	56,983.4	4.5%	9.5%

Market share in deposits

	Jun-25	Mar-26	Jun-26	bps QoQ	bps YoY
Retail deposits	14.5%	14.4%	14.5%	+10	0
Commercial deposits	13.0%	11.7%	12.2%	50	-80
Total deposits	13.7%	13.0%	13.3%	+30	-40

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q25	1Q26	2Q26	%chg QoQ		%chg YoY
Interest and similar income	1,450.5	1,458.3	1,494.6	2.5%		3.0%
Interest and similar expense	(510.9)	(462.9)	(517.9)	11.9%		1.4%
Net interest and similar income	939.6	995.4	976.7	(1.9)%		3.9%
NIM	5.1%	5.2%	4.9%	-30	bps	-20	bps

Interest and similar income

Interest and similar income	2Q25	1Q26	2Q26	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	76.2	68.5	91.2	33.2%		19.7%
Financial investments	132.6	161.0	111.8	(30.6)%		(15.7)%
Loans	1,241.6	1,228.8	1,291.6	5.1%		4.0%
Total Interest and similar income	1,450.5	1,458.3	1,494.6	2.5%		3.0%
Average interest-earning assets	73,764.8	77,069.2	79,550.6	3.2%		7.8%
Average yield on assets (annualized)	7.9%	7.6%	7.5%	-10	bps	-40	bps

Interest and similar expense

Interest and similar expense	2Q25	1Q26	2Q26	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(325.1)	(287.9)	(330.3)	14.7%		1.6%
Due to banks and correspondents and inter-bank funds	(98.2)	(83.0)	(86.0)	3.7%		(12.4)%
Bonds, notes and other obligations	(87.6)	(92.0)	(101.5)	10.3%		16.0%
Total Interest and similar expense	(510.9)	(462.9)	(517.9)	11.9%		1.4%
Average interest-bearing liabilities	63,856.9	65,695.4	67,995.7	3.5%		6.5%
Average cost of funding (annualized)	3.2%	2.8%	3.0%	20	bps	-20	bps

QoQ Performance

Net interest and similar income decreased 1.9% QoQ, as a 2.5% increase in interest and similar income was more than offset by an 11.9% increase in interest and similar expenses. On a YoY basis, net interest and similar income increased 3.9%, supported by continued growth in earning assets, which drove higher interest and similar income.

Meanwhile, NIM declined 30 bps QoQ and 20 bps YoY. The quarterly contraction was mainly driven by higher funding costs, including the full-quarter impact of the bond issuance and inflation-related effects on VAC instruments. The annual decline was mainly explained by lower asset yields compared to the prior-year period.

Risk-adjusted NIM expanded 10 bps YoY, supported by a lower cost of risk, reflecting continued improvements in asset quality and the normalization of credit losses.

Net interest and similar income decreased 1.9% QoQ, as higher interest income generated by loan growth and larger cash balances was more than offset by higher funding costs during the quarter.

Loan-related income increased by S/ 34.7 million, driven by continued growth in retail and commercial portfolios. The average loan yield remained stable at 9.6%, supporting a stronger contribution from lending activities to total interest income.

Financial investment income decreased by S/21.2 million QoQ, reflecting lower returns from the investment portfolio, mainly due to a reduced contribution from central bank certificates of deposit and other fixed-income instruments.

Income from cash and due from banks and inter-bank funds increased by S/ 22.8 million, driven by higher liquidity balances and a greater contribution from funds placed with central banks and other interest-bearing positions.

As a result, average interest-earning assets increased 3.2% QoQ, driven by growth in loan balances and due from banks and inter-bank funds, which more than offset lower financial investments. Meanwhile, the average yield on assets declined to 7.5% from 7.6% in the previous quarter.

On the funding side, interest expense increased 11.9% QoQ, mainly reflecting higher funding costs associated with balance growth, the full-quarter impact of the bond issuance, additional funding raised to support Treasury's forward strategy, and inflation-related effects on VAC instruments.

Interest expense on deposits and obligations increased by S/ 42.4 million QoQ, mainly driven by higher average balances and a 21 bps increase in the cost of deposits. The increase in deposit costs reflected a greater share of institutional and time deposits within the funding mix, as well as the gradual normalization of low-cost deposits associated with AFP withdrawal proceeds, which had remained at elevated levels during the previous quarter.

Interest expense on due to banks and correspondents increased by S/ 3.0 million QoQ, reflecting higher funding costs, partially offset by lower average balances during the period.

Meanwhile, interest expense on bonds, notes and other obligations increased by S/ 8.9 million QoQ, mainly driven by higher average balances following local market issuances completed during the quarter, as well as the full-quarter impact of the USD 500 million senior unsecured bond issued in January 2026.

Funding costs were also affected by additional funding raised to support Treasury's forward strategy and inflation-related effects on VAC instruments.

As a result, the average cost of interest-bearing liabilities increased by 23 bps QoQ to 3.0%, reflecting higher funding costs across funding sources, particularly deposits and market funding. This increase contributed to the decline in net interest and similar income and the contraction in NIM during the quarter.

YoY Performance

Net interest and similar income increased 3.9% YoY, supported by higher income from loans and cash and due from banks and inter-bank funds, partially offset by a lower contribution from financial investments.

Interest and similar income increased by S/ 44.1 million YoY, reflecting higher income from loans and liquidity balances, which more than offset lower income from financial investments.

Interest income from loans increased by S/ 21.9 million YoY, supported by a 4.0% increase in average loan balances. This was partially offset by a 30 bps decline in the average loan yield, from 9.9% in 2Q25 to 9.6% in 2Q26.

Growth in average loan balances was driven by both retail and commercial portfolios, reflecting sustained lending activity across the Bank's core business segments.

Interest income from cash and due from banks and inter-bank funds increased by S/ 15.0 million YoY, mainly driven by higher average liquidity balances.

In contrast, income from financial investments decreased by S/ 20.8 million YoY, reflecting a lower contribution from certain investment portfolios despite continued growth in investment balances during the period.

As a result, average interest-earning assets increased 7.8% YoY, while the average yield on interest-earning assets declined by 35 bps to 7.4%, reflecting the lower interest-rate environment and the repricing of earning assets.

Interest and similar expense increased 1.4% YoY, reflecting higher expenses on deposits and obligations and bonds, notes and other obligations, partially offset by lower expenses on due to banks and correspondents.

Interest expense on deposits and obligations increased by S/ 5.1 million YoY, as an 8.6% increase in average balances more than offset a 10 bps decline in the average cost of deposits, from 2.5% in 2Q25 to 2.4% in 2Q26. Growth in balances was supported by higher deposits across retail, commercial and institutional segments.

Interest expense on due to banks and correspondents decreased by S/ 12.2 million YoY, mainly reflecting a 12.6% reduction in average balances, partially offset by a higher average cost.

Meanwhile, interest expense on bonds, notes and other obligations increased by S/ 14.1 million YoY, mainly driven by a 10.5% increase in average balances. This reflected the impact of the USD 500 million senior unsecured bond issued in January 2026, together with local market issuances completed during the period.

As a result, the average cost of interest-bearing liabilities declined by 20 bps YoY to 3.0%, reflecting lower average deposit costs, partially offset by a greater contribution of bonds, notes and other obligations within the funding mix.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment allowance for loans increased 2.6% QoQ. The quarterly performance accounted for an increase of impairment charges of S/90.1 millions.

Cost of risk rose to 2.1%, compared to 1.4% in 1Q26, mainly reflecting a normalization from the unusually low level recorded in the previous quarter, which benefited from a particularly favorable provisioning dynamic. In addition, continued growth in the consumer and small business portfolios contributed to higher provisioning requirements during the quarter.

The S3 NPL ratio stood at 2.1%, improving 10bps QoQ, while the Stage 3 NPL coverage ratio reached 142.9% as of June 30, 2026, remaining at comfortable levels and within the Bank’s risk appetite, up 580bps QoQ.

Direct loans in S3 decreased 1.5% QoQ, reaching S/ 1,104 million in 2Q26. The QoQ evolution translated into a 6bps reduction in the total Retail S3 NPL ratio, from 2.9% in 1Q26 to 2.8% in 2Q26, mainly driven by improvements in credit cards and cash loans, while the Commercial S3 NPL ratio declined 12bps to 1.3%. NPL coverage ratio stood at 142.9% in 2Q26, up from 137.1% in 1Q26.

Impairment allowance for loans decreased 8.5% YoY. The YoY performance was driven by lower impairment charges, consistent with improved credit quality and disciplined risk management across the loan portfolio.

Cost of risk declined from 2.5% in 2Q25 to 2.1% in 2Q26, marking a year‑on‑year improvement driven by a discipline in credit underwriting and sustained sound payment behavior across the loan book.

The S3 NPL ratio improved, declining from 2.4% in 2Q25 to 2.1% in 2Q26. Meanwhile, the S3 NPL coverage ratio stood at 142.9%, compared to 141.0% a year earlier.

Direct loans in S3 decreased by 9.8% YoY.

The YoY reduction translated into a 44bps decline in the total Retail S3 NPL ratio, from 3.3% in 2Q25 to 2.8% in 2Q26, together with a 26bps improvement in the Commercial NPL ratio, from 1.6% to 1.3%, reflecting sustained sound payment behavior across segments.

NPL coverage ratio increased from 141.0% in 2Q25 to 142.9% in 2Q26, reflecting prudent provisioning in line with portfolio growth and risk normalization.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	2Q25	1Q26	2Q26	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(308.5)	(184.2)	(274.3)	48.9%		(11.1)%
Impairment loss on loans/average gross loans	2.5%	1.4%	2.1%	70	bps	-40	bps
S3 NPL ratio (at end of period)	2.4%	2.2%	2.1%	-10	bps	-30	bps
S3 NPL coverage ratio (at end of period)	141.0%	137.1%	142.9%	580	bps	n.m.
Impairment allowance for loans	1,711.9	1,525.9	1,565.7	2.6%		(8.5)%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased 9.0% QoQ to S/250.5 million, mainly driven by higher commissions from banking services and credit card services. The quarterly performance was further supported by lower fee-related expenses.

Net fee income from financial services increased 17.6% YoY to S/250.5 million, driven by strong growth in commissions from credit card services and banking services, reflecting higher customer activity and transaction volumes. This performance was partially offset by a 4.6% increase in fee-related expenses.

Fee income from financial services, net

Fee income from financial services, net	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Income
Commissions from credit card services	110.8	129.8	130.7	0.7%	18.0%
Commissions from banking services	89.4	101.5	105.0	3.4%	17.4%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	81.8	85.3	86.5	1.4%	5.8%
Fees from indirect loans	16.8	16.1	15.5	(3.9)%	(7.6)%
Collection services	12.6	13.2	13.3	1.3%	5.5%
Other	9.9	15.1	12.8	(14.9)%	30.0%
Total income	321.3	361.0	363.8	0.8%	13.2%
Expenses
Insurance	(15.6)	(19.3)	(19.2)	(0.6)%	22.7%
Fees paid to foreign banks	(6.6)	(6.9)	(7.1)	3.2%	7.2%
Other	(86.0)	(105.0)	(87.0)	(17.1)%	1.1%
Total expenses	(108.3)	(131.2)	(113.3)	(13.6)%	4.6%
Fee income from financial services, net	213.0	229.8	250.5	9.0%	17.6%

OTHER INCOME

Other income decreased by 6.8% QoQ, driven mainly by lower net gains from the sale of financial investments, partially offset by higher net gains from foreign exchange transactions and financial assets at fair value through profit or loss, which increased by 12.0%.

Other income increased by 25.1% YoY, driven mainly by higher net gains from foreign exchange transactions and financial assets at fair value through profit or loss, which increased by 33.2%, and gains from the sale of financial investments, which increased by 37.5%.

Other income

Other income	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	115.8	137.8	154.3	12.0%	33.2%
Net gain on sale of financial investments	12.2	40.4	16.8	(58.4)%	37.5%
Other	19.5	19.8	13.5	(32.0)%	(30.8)%
Total other income	147.5	197.9	184.6	(6.8)%	25.1%

OTHER EXPENSES

Other expenses increased by 3.1% QoQ, mainly driven by a 6.2% increase in salaries and employee benefits and a 1.5% increase in administrative expenses, partially offset by a 1.6% decrease in depreciation and amortization.

Other expenses increased by 9.5% YoY, primarily reflecting a 16.4% increase in salaries and employee benefits and a 7.6% increase in administrative expenses, partially offset by a 3.0% decrease in depreciation and amortization.

Other expenses

Other expenses	2Q25	1Q26	2Q26	%chg QoQ		%chg YoY
Salaries and employee benefits	(191.0)	(209.3)	(222.3)	6.2%		16.4%
Administrative expenses	(280.7)	(297.6)	(302.0)	1.5%		7.6%
Depreciation and amortization	(78.1)	(77.0)	(75.8)	(1.6)%		(3.0)%
Other	(14.0)	(15.0)	(17.5)	16.5%		24.4%
Total other expenses	(563.9)	(599.0)	(617.5)	3.1%		9.5%
Efficiency ratio	42.3%	41.0%	42.5%	150	bps	20	bps

REGULATORY CAPITAL

The bank’s total capital ratio was 15.5% as of 2Q26, broadly stable versusthe 15.5% reported in 1Q26 and below the 16.9% recorded in 2Q25.

Core Equity Tier 1 (CET1) stood at 11.9% as of 2Q26, above the 11.7% reported in 1Q26 and the 11.7% recorded in 2Q25.

Both remain comfortably above regulatory minimum requirements, including applicable buffers and additional capital allocated to cover other risks, in line with SBS requirements.

The regulatory minimum total capital ratio is 10.0%. In addition, the regulator requires additional capital buffers for conservation, economic cycle, market concentration and other risks.

As of 2Q26, the additional buffer requirement totaled 3.6%, resulting in a total regulatory limit of 13.6%, well below the bank’s 15.5% total capital ratio.

As of 2Q26, risk‑weighted assets (RWA) increased 3.3% QoQ, mainly reflecting higher credit‑risk capital requirements associated with loan growth.

At the same time, regulatory capital increased 3.1% QoQ, driven by second‑quarter results, resulting in a total capital ratio of 15.5%, broadly stable versus 1Q26, and remaining comfortably above regulatory requirements, including additional buffers, where the minimum total capital ratio requirement is 10.0%.

On a year‑on‑year basis, the total capital ratio declined from 16.9% in 2Q25 to 15.5% in 2Q26, mainly reflecting a 2.7% decrease in regulatory capital, partially offset by organic capital generation, together with a 6.1% increase in risk‑weighted assets.

The annual decrease in regulatory capital was mainly explained by the maturity of a $300 million subordinated bond in July 2025, which had been refinanced in 1Q25 (boosting regulatory capital in that quarter) partially offset by retained earnings from 2025 and first‑half 2026 results, which added approximately S/ 1,031 million to regulatory capital YoY.

Regulatory capital

Regulatory capital	Mar25	Dec25	Mar26	%chg Mar26/ Dec25	%chg Mar26/ Mar25
Tier I capital	7,567.2	8,641.3	8,174.6	(5.4)%	8.0%
Tier II capital	3,617.6	2,434.8	2,643.6	8.6%	(26.9)%
Total regulatory capital	11,184.8	11,076.1	10,818.2	(2.3)%	(3.3)%
Risk-weighted assets (RWA)	65,006.0	69,130.0	69,854.0	1.0%	7.5%
Total capital ratio	17.2%	16.0%	15.5%	-50pbs	-170pbs
Tier I capital / RWA	11.6%	12.5%	11.7%	-80pbs	+10pbs
CET1	11.6%	12.5%	11.7%	-80pbs	+10pbs

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro's net profit reached S/ 118.8 million in 2Q26, representing a quarterly increase of S/ 13.8 million (+13.2%) compared to 1Q26, and a year-on-year increase of S/ 37.9 million (+46.8%) compared to 2Q25.

Quarterly performance was mainly driven by a decrease of S/ 54.6 million in interest and similar income, related to inflation-indexed bonds, along with a reduction of S/ 16.1 million in impairment losses on financial assets, mainly related to fixed income impairment of financial assets. These effects were partially offset by a rise of S/ 49.4 million in insurance results driven by inflation-indexed annuities, and a decrease of S/ 6.6 million in other income, mainly due to lower gains from the valuation of real estate investments.

The YoY increase in net profit was mainly driven by an increase of S/ 34.1 million in interest and similar income due to higher inflation rates, along with an increase of S/ 15.8 million in insurance results. These effects were partially offset by an increase of S/ 18.4 million in other expenses, primarily due to higher salaries and employee benefits.

As a result, Interseguro’s ROE reached 42.9% in 2Q26, compared to 43.3% and 47.5% in 1Q26 and 2Q25, respectively.

Insurance Segment’s P&L Statement

S/ million	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income	221.0	309.7	255.1	(17.6)%	15.4%
Interest and similar expenses	(44.1)	(57.9)	(58.5)	1.1%	32.5%
Net interest and similar income	176.8	251.8	196.6	(21.9)%	11.2%
Recovery (loss) due to impairment of financial investments	(0.4)	(13.4)	2.7	(120.2)%	n.m.
Net interest and similar income after impairment loss	176.4	238.3	199.3	n.m.	13.0%
Fee income from financial services, net	(3.2)	(3.5)	(3.6)	4.7%	13.4%
Insurance results	(30.7)	(64.3)	(14.9)	n.m.	n.m.
Other income	36.8	68.5	61.9	n.m.	68.1%
Other expenses	(108.2)	(125.4)	(126.6)	1.0%	17.0%
Income before translation result and income tax	71.1	113.7	116.1	n.m.	63.1%
Translation result	9.8	(8.7)	2.8	n.m.	n.m.
Profit for the period	80.9	105.0	118.8	13.2%	46.8%
ROE	47.5%	43.3%	42.9%
Efficiency ratio	12.0%	11.2%	12.2%

RESULTS FROM INVESTMENTS

Results from Investments (1)

Results from Investments (1)	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income	221.0	309.7	255.1	(17.6)%	15.4%
Interest and similar expenses	(21.7)	(18.0)	(19.4)	7.3%	(10.8)%
Net interest and similar income	199.3	291.6	235.7	(19.2)%	18.3%
Recovery (loss) due to impairment of financial investments	(0.4)	(13.4)	2.7	n.m.	n.m.
Net Interest and similar income after impairment loss	198.8	278.2	238.4	(14.3)%	19.9%
Net gain (loss) on sale of financial investments	8.0	7.8	13.6	73.7%	69.4%
Net gain (loss) on financial assets at fair value through profit or loss	12.5	4.4	20.5	n.m.	n.m.
Rental income	19.1	20.2	26.6	31.6%	64.1%
Gain on sale of investment property	0.3	0.0	0.0	n.m.	39.2%
Valuation gain (loss) from investment property	(5.6)	34.7	5.4	(84.6)%	n.m.
Other(1)	(3.4)	(3.7)	(9.1)	n.m.	n.m.
Other income	31.0	63.6	57.0	(10.4)%	84.0%
Results from investments	229.8	341.8	295.4	(13.6)%	28.6%
(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments totaled S/ 235.7 million in 2Q26, a decrease of S/ 55.9 million QoQ, or 19.2%, and an increase of S/ 36.4 million YoY, or 18.3%.

Both the quarterly and annual variations were mainly driven by interest and similar income, which decreased by S/ 54.6 million QoQ and increased by S/ 34.1 million YoY. This was primarily attributable to interest earned on inflation-indexed bonds, which benefited from the unusually high inflation recorded in 1Q26.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Both the quarterly and annual variations were mainly driven by interest and similar income, which decreased by S/ 54.6 million QoQ and increased by S/ 34.1 million YoY. This was primarily attributable to interest earned on inflation-indexed bonds, which benefited from the unusually high inflation recorded in 1Q26.

OTHER INCOME

Other income related to investment was S/ 57.0 million in 2Q26, a decrease of S/ 6.6 million QoQ and an increase of S/ 26.0 million YoY.

The quarterly decrease was mainly explained by a S/ 29.5 million lower valuation gain on real estate investments, driven by a negative FX contribution in 2Q26 versus a positive one in 1Q26, partially offset by a S/ 8.1 million gain on financial assets at fair value through profit or loss, mostly related to alternative funds.

The annual increase was mainly driven by higher net gains of S/ 8.0 million on financial assets at fair value, S/ 7.5 million in rental income, and S/ 11.0 million in fair value gains on investment property, reflecting business growth.

INSURANCE RESULTS

Insurance Results

Insurance Results	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Annuities	(122.6)	(203.9)	(123.0)	(39.7)%	0.4%
Individual Life	25.8	75.7	49.4	(34.7)%	91.5%
Retail insurance	66.1	63.9	58.7	(8.1)%	(11.1)%
Insurance Results	(30.7)	(64.3)	(14.9)	n.m.	n.m.

Insurance results increased S/ 49.4 million QoQ due to an incline of S/ 80.9 million in annuities, partially offset by decreases of S/ 26.3 million in individual life and S/ 5.2 million in retail insurance.

The quarterly growth in annuities was explained by lower inflation exposure, partially offset by higher reserves on participating life policies linked to the fair value of the underlying assets.

Insurance results increased S/ 15.8 million YoY, mostly due to an increase of S/ 23.6 million in individual life, partially offset by a decrease of S/ 7.4 million in retail insurance.

The increase in individual life are mainly explained by higher CSM release due to adjustments in CSM release patterns.

CSM Stock increased 0.5% QoQ and 10.0% YoY. The quarterly decrease in credit life was driven by an adjustment in CSM release patterns and mortality estimates. Also, both quarterly and annual performance reflect higher annuities and Individual Life CSM, driven by increased premiums.

OTHER EXPENSES

Other Expenses

Other expenses	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(32.6)	(44.2)	(42.2)	(4.5)%	29.4%
Administrative expenses	(19.6)	(20.2)	(21.1)	4.7%	7.6%
Depreciation and amortization	(4.4)	(5.3)	(5.3)	0.6%	22.3%
Expenses related to rental income	(2.9)	(2.9)	(2.5)	(14.1)%	(11.7)%
Other	(48.7)	(52.7)	(55.4)	5.1%	13.8%
Other expenses	(108.2)	(125.4)	(126.6)	1.0%	17.0%

Inteligo

SUMMARY

Inteligo’s net profit was S/ 71.3 million in 2Q26, reflecting a quarter-over-quarter growth of S/ 8.3 million, and a S/ 45.7 million decrease compared to the same period last year.

The quarterly performance was mainly driven by a S/ 6.9 million increase in other income due to higher mark-to-market valuations on proprietary portfolio investments, a S/ 1.5 million or 13.7% increase in net interest and similar income, largely explained by higher interest income on loans and due from banks and inter-bank funds, and a S/ 0.8 million or 1.5% increase in net fee income from financial services, driven by assets under management growth in private wealth management and mutual funds.

The yearly performance was mainly impacted by a S/ 55.2 million decrease in other income due to lower mark-to-market valuations on proprietary portfolio investments.

In addition, net interest and similar income declined by S/ 5.0 million or 28.2%, mainly due to lower interest income on financial investments and balances held with banks and inter-bank funds.

These negative effects were partially offset by a S/ 1.3 million or 2.8% increase in net fee income from financial services, driven by higher fund management fees, supported by growth in assets under management across private wealth management and mutual funds.

From a business development standpoint, Inteligo’s client acquisition efforts continued to deliver solid results, reflected in growth in new account openings and assets under management (AUM) across both Private Wealth Management and mutual. As of June 30, 2026, AUM increased by 2.4% QoQ and 8.1% YoY.

Inteligo’s return on equity stood at 24.9% in 2Q26, lower than 43.9% reported in 2Q25, but higher than the 22% reported in 1Q26.

Wealth Management Segment’s P&L Statement

S/ million	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income	43.1	34.6	37.8	9.2%	(12.3)%
Interest and similar expenses	(25.3)	(23.4)	(25.0)	7.0%	(1.0)%
Net interest and similar income	17.8	11.3	12.8	13.7%	(28.2)%
Impairment loss of loans, net of recoveries	0.2	—	(0.1)	26.9%	n.m.
Recovery (loss) due to impairment of financial investments	(0.2)	0.1	—	n.m.	(89.3)%
Net interest and similar income after impairment loss	17.8	11.3	12.7	12.1%	(28.7)%
Fee income from financial services, net	49.6	50.1	50.9	1.5%	2.8%
Other income	111.7	52.5	59.4	13.2%	(46.8)%
Other expenses	(47.4)	(47.4)	(46.6)	(1.7)%	(1.7)%
Income before translation result and income tax	131.7	66.6	76.5	14.8%	(41.9)%
Translation result	2.2	0.8	(1.7)	n.m.	n.m.
Income tax	(16.9)	(4.4)	(3.5)	(21.5)%	(79.4)%
Profit for the period	117.0	63.0	71.3	13.2%	(39.0)%
ROE	43.9%	22.0%	24.9%
Efficiency ratio	25.6%	41.0%	37.1%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/33,969 million in 2Q26, a S/827 million increase QoQ, mostly due to inflows in mutual funds and private wealth management. Client deposits were S/3,029 million in 2Q26, a S/33 million increase QoQ.

AUM reached S/33,969 million in 2Q26, a S/3,140 million or 10% increase YoY, mostly due to inflows in mutual funds and private wealth management. Client deposits were S/3,029 million in 2Q26, a 9% decrease YoY.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

Net interest and similar income	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	4.3	2.3	3.4	52.5%	(20.3)%
Financial Investments	15.5	12.8	13.4	5.0%	(13.2)%
Loans	23.3	19.6	20.9	6.9%	(10.2)%
Total interest and similar income	43.1	34.6	37.8	9.2%	(12.3)%
Interest and similar expenses
Deposits and obligations	(23.1)	(18.7)	(21.9)	17.5%	(5.2)%
Due to banks and correspondents	(2.2)	(4.7)	(3.1)	(34.5)%	43.8%
Total interest and similar expenses	(25.3)	(23.4)	(25.0)	7.0%	(1.0)%
Net interest and similar income	17.8	11.3	12.8	13.7%	(28.2)%

Inteligo’s net interest and similar income was S/12.8 million in 2Q26, a S/1.5 million or 13.7% increase when compared with 1Q26, mainly explained by higher interest, mostly driven by due from banks and loans.

Net interest and similar income decreased in S/5.0 million YoY or 28.2%, mainly because of lower interests in financial investments and loans.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

Fee income from financial services, net	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Income
Brokerage and custody services	5.3	4.4	5.6	25.5%	5.4%
Funds management	44.8	46.2	45.7	(1.2)%	2.0%
Total income	50.1	50.7	51.3	1.1%	2.4%
Expenses
Brokerage and custody services	(0.3)	(0.2)	(0.4)	59.1%	33.9%
Others	(0.2)	(0.3)	0.1	n.m.	n.m.
Total expenses	(0.5)	(0.5)	(0.3)	(38.0)%	(34.6)%
Fee income from financial services, net	49.6	50.1	50.9	1.5%	2.8%

Net fee income from financial services was S/50.9 million in 2Q26, a 1.5% increase when compared with 1Q26, mainly explained by assets under management growth in private management.

On a YoY basis, net fee income from financial services increased by 2.8%, also due to higher fees from funds management, explained by growth in assets under management, in both private wealth management and mutual funds.

OTHER INCOME

Other income

Other income	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.6	1.6	0.6	(64.0)%	(12.8)%
Net trading gain (loss)	113.2	58.8	59.4	1.1%	(47.5)%
Other	(2.2)	(7.8)	(0.5)	(93.1)%	(74.9)%
Total other income	111.7	52.5	59.4	13.2%	(46.8)%

Other income reached S/ 59.4 million in 2Q26, a S/ 6.9 million increase QoQ due to higher mark-to-market valuations on proprietary portfolio investments.

Other income reached S/ 59.4 million in 2Q26, a S/ 52.3 million decrease YoY due to lower mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

Other expenses	2Q25	1Q26	2Q26	%chg QoQ	%chg YoY
Salaries and employee benefits	(31.0)	(30.6)	(29.4)	(4.2)%	(5.3)%
Administrative expenses	(12.9)	(13.7)	(14.1)	2.7%	8.9%
Depreciation and amortization	(2.0)	(2.3)	(2.3)	(2.5)%	13.9%
Other	(1.5)	(0.7)	(0.9)	22.4%	(41.5)%
Total other expenses	(47.4)	(47.4)	(46.6)	(1.7)%	(1.7)%
Efficiency ratio	25.6%	41.0%	37.1%

Other expenses reached S/46.6 million in 2Q26, a 1.7% decrease QoQ mainly due to employee benefits.

On a YoY basis, other expenses has undergone a S/0.8MM or 1.7% decrease mainly driven by employee benefits.

STRATEGY

We aim to become a leading digital ecosystem with profitable growth. IFS has demonstrated solid performance, achieving an ROE of 18.5% for the first six months of 2026.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stood at 61, and the percentage of our clients that engage in digital retail is higher than 86%.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 18%, ranking third in the Peruvian market. Retail deposits are around 15%, ranking third in the market, and commercial banking loans hold approximately an 11% market share, ranking fourth in the market. In annuities, we are the leader with over a 31% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates, increasing more than 14% YoY and reaching historical highs.

STRATEGIC KPIS

Banking & Payments KPIs

	2Q25	1Q26	2Q26
Digital Metrics
NPS Retail (points)	54	68	61
% Digital customers retail	84	84	86
% Digital customers commercial	74	75	76
% Digital self-service retail	78	74	79
% Digital sales retail	69	67	67
Transactional Metrics
IBK Plin transactions (millions) (*)	162	209	234
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. In 2Q26, the share of retail digital customers increased to 86%, up from 84% in 2Q25, while digital penetration in the commercial segment also continued to improve, reaching 76% compared to 74% a year ago. At the same time, retail digital self-service increased to 79%, from 78% in 2Q25, reflecting the ongoing adoption of digital capabilities across our customer base. Digital sales in retail remained at high levels, accounting for 67% of total retail sales, confirming the consolidation of digital channels as the primary point of interaction for our customers. Additionally, retail NPS reached 61 points, compared to 54 points in 2Q25, highlighting continued improvements in customer experience and engagement.

Our payments ecosystem continued to show strong momentum during the quarter. By June 2026, IBK Plin transactions increased 44% year-over-year, reaching 234 million transactions in 2Q26, reflecting continued growth in customer usage and engagement. Meanwhile, Izipay’stransaction volume rose 15% year-over-year, supported by sustained merchant activity and payment flows across the network. These results highlight the continued expansion of transactional activity within our payments ecosystem.

Insurance & Wealth Management KPIs

	2Q25	1Q26	2Q26
Insurance
Digital insurance premiums (S/ millions)	28	35	36
% Digital Self-Service	69	70	73
Wealth Management
% Interfondos digital transactions	54	58	59
% Interfondos digital users	29	38	39
% Digital transactions Inteligo SAB	37	44	42

Insurance

In the insurance segment, digital adoption continued to strengthen in 2Q26. The share of digital self-service reached 73%, increasing from 70% in the previous quarter and 69% in 2Q25, reflecting the continued migration of customers toward digital channels and the growing maturity of the digital ecosystem.

Digital insurance premiums remained on a positive trajectory, reaching S/ 35.5 million in 2Q26, compared to S/ 35.2 million in 1Q26 and S/ 28.0 million in 2Q25. This performance confirms the sustained expansion of digital origination in the insurance business and highlights the effectiveness of ongoing initiatives aimed at enhancing customer experience and strengthening digital distribution capabilities.

Wealth Management

In the wealth management segment, digital engagement continued to gain traction during 2Q26. Interfondos’ digital users represented 39% of total users, a significant increase from 29% a year ago. This performance reflects sustained momentum in client adoption of digital investment tools and advisory services.

Digital transaction penetration remain strong across key platforms. In InteligoSAB (brokerage) channel, the share of digital transactions represented 42%, compared with 44% in 1Q26 and 37% in 2Q25.

Similarly, Interfondos digital transactions reached 59%, maintaining their upward trend from 58% in 1Q26 and an increase versus 54% in 2Q25. Overall, these results highlight clients’ growing preference for seamless and fully digital investment experiences.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2026, December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2026, December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of June 30, 2026 and December 31, 2025

	Note	30.06.2026	31.12.2025
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		4,080,710	3,196,910
Interest bearing		11,235,419	9,163,129
Restricted funds		651,805	1,675,910
		15,967,934	14,035,949
Inter-bank funds	4(e)	30,004	40,006
Financial investments	5	29,417,843	28,173,806
Loans, net:	6
Loans, net of unearned interest		54,689,152	52,361,192
Impairment allowance for loans		(1,565,988)	(1,591,042)
		53,123,164	50,770,150
Investment property	7	1,665,014	1,540,615
Property, furniture and equipment, net		996,517	967,293
Due from customers on acceptances		4,411	51,332
Intangibles and goodwill, net		1,582,287	1,626,106
Other accounts receivable and other assets, net	8	2,443,142	1,793,116
Reinsurance contract assets	12	62,221	57,182
Deferred Income Tax asset, net		58,763	41,872
Total assets		105,351,300	99,097,427
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,968,282	7,759,676
Interest bearing		51,541,478	48,267,954
		59,509,760	56,027,630
Inter-bank funds	4(e)	145,617	55,019
Due to banks and correspondents	10	6,297,050	7,166,014
Bonds, notes and other obligations	11	7,634,539	5,590,408
Due from customers on acceptances		4,411	51,332
Insurance and reinsurance contract liabilities	12	13,026,854	13,063,254
Other accounts payable, provisions and other liabilities	8	5,660,362	4,585,800
Deferred Income Tax liability, net		129,167	136,126
Total liabilities		92,407,760	86,675,583
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(578,607)	(469,546)
Capital surplus		532,771	532,771
Reserves		10,000,000	9,100,000
Unrealized results, net		93,750	(36,034)
Retained earnings		1,781,438	2,183,383
		12,867,369	12,348,591
Non-controlling interest		76,171	73,253
Total equity, net		12,943,540	12,421,844
Total liabilities and equity, net		105,351,300	99,097,427

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the six-month periods ended June 30, 2026 and 2025

	Note	30.06.2026	30.06.2025
		S/(000)	S/(000)
Interest and similar income	15	3,564,517	3,444,778
Interest and similar expenses	15	(1,142,938)	(1,149,338)
Net interest and similar income		2,421,579	2,295,440
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(458,657)	(651,278)
Loss due to impairment of financial investments	5(c) and 5(d)	(10,495)	(59,748)
Net interest and similar income after impairment loss		1,952,427	1,584,414
Fee income from financial services, net	16	622,957	595,389
Net gain on foreign exchange transactions		265,754	167,500
Net gain on sale of financial investments		80,739	34,926
Net gain on financial assets at fair value through profit or loss	5(e) and 10(b)	183,779	312,188
Net gain on investment property	7(b)	82,557	66,222
Other income	17	56,454	67,987
		1,292,240	1,244,212
Result from insurance activities	18	(79,234)	(45,484)
Other expenses
Salaries and employee benefits		(630,392)	(541,095)
Administrative expenses		(764,101)	(695,090)
Depreciation and amortization		(214,971)	(212,666)
Other expenses	17	(84,486)	(78,624)
		(1,693,950)	(1,527,475)
Income before translation result and Income Tax		1,471,483	1,255,667
Exchange difference		2,933	24,016
Income Tax	14(e)	(287,168)	(253,977)
Net profit for the period		1,187,248	1,025,706
Attributable to:
IFS’s shareholders		1,180,649	1,020,752
Non-controlling interest		6,599	4,954
		1,187,248	1,025,706
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	10.648	9.058
Weighted average number of outstanding shares (in thousands)	19	110,876	112,696

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the six-month periods ended June 30, 2026 and 2025

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Net profit for the period	1,187,248	1,025,706
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	39,742	(11,893)
Income Tax	(509)	9,055
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income	39,233	(2,838)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(275,562)	232,772
Income Tax	185	(2,674)
	(275,377)	230,098
Insurance reserves at fair value	365,887	(103,376)
Net movement of cash flow hedges	144	33,180
Income Tax	380	(4,525)
	524	28,655
Translation of foreign operations	13,816	(55,304)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	104,850	100,073
Other comprehensive income for the period	144,083	97,235
Total comprehensive income for the period, net of Income Tax	1,331,331	1,122,941
Attributable to:
IFS’s shareholders	1,323,627	1,116,538
Non-controlling interest	7,704	6,403
	1,331,331	1,122,941

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the six-month periods ended June 30, 2026 and 2025

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,020,752	1,020,752	4,954	1,025,706
Other comprehensive income	—	—	—	—	—	—	(3,259)	228,993	(103,224)	28,580	(55,304)	—	95,786	1,449	97,235
Total comprehensive income	—	—	—	—	—	—	(3,259)	228,993	(103,224)	28,580	(55,304)	1,020,752	1,116,538	6,403	1,122,941
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,727)	—	(198,718)	—	—	—	—	—	—	—	—	(198,718)	—	(198,718)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Others	—	—	—	—	—	—	(14,456)	—	—	—	—	26,431	11,975	—	11,975
Balance as of June 30, 2025	115,447	(3,886)	1,038,017	(405,715)	532,771	9,100,000	(26,856)	(782,875)	578,371	(20,533)	145,393	1,266,361	11,424,934	66,666	11,491,600

Balance as of January 1, 2026	115,447	(4,365)	1,038,017	(469,546)	532,771	9,100,000	46,929	(119,699)	(53,689)	(9,209)	99,634	2,183,383	12,348,591	73,253	12,421,844
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,180,649	1,180,649	6,599	1,187,248
Other comprehensive income	—	—	—	—	—	—	37,960	(274,676)	365,349	529	13,816	—	142,978	1,105	144,083
Total comprehensive income	—	—	—	—	—	—	37,960	(274,676)	365,349	529	13,816	1,180,649	1,323,627	7,704	1,331,331
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(723,964)	(723,964)	—	(723,964)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	900,000	—	—	—	—	—	(900,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(685)	—	(109,061)	—	—	—	—	—	—	—	—	(109,061)	—	(109,061)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,786)	(4,786)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(13,194)	—	—	—	—	13,194	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	28,176	28,176	—	28,176
Balance as of June 30, 2026	115,447	(5,050)	1,038,017	(578,607)	532,771	10,000,000	71,695	(394,375)	311,660	(8,680)	113,450	1,781,438	12,867,369	76,171	12,943,540

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2026 and 2025

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,187,248	1,025,706
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	458,657	651,278
Loss due to impairment of financial investments	10,495	59,748
Depreciation and amortization	214,971	212,666
Provision for sundry risks	3,636	3,937
Deffered Income Tax	(22,999)	(21,528)
Net gain on sale of financial investments	(80,739)	(34,926)
Net gain on financial assets at fair value through profit or loss	(183,779)	(312,188)
Net gain on valuation of investment property	(40,094)	(28,114)
Exchange difference	(2,933)	(24,016)
Net changes in assets and liabilities
Net increase in loan portfolio	(2,809,050)	(1,844,436)
Net (increase) decrease in other accounts receivable and other assets	(421,031)	255,844
Net decrease (increase) in restricted funds	1,024,105	(313,993)
Increase in deposits and obligations	3,482,642	1,038,147
(Increase) decrease in accrued interest receivable	(6,675)	43,319
Increase (decrease) in accrued interest payable	36,862	(115,931)
Decrease in due to banks and correspondents	(859,839)	(168,258)
Increase (decrease) in other accounts payable, provisions and other liabilities	1,225,474	(322,060)
(Increase) decrease of investments at fair value through profit or loss	(518,608)	64,369
Net cash provided by operating activities	2,698,343	169,564

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(674,760)	(753,484)
Purchase of property, furniture and equipment	(112,343)	(130,592)
Purchase of intangible assets	(89,679)	(81,095)
Purchase of investment property	(84,305)	(38,799)
Sale of property, furniture and equipment	859	—
Net cash used in by investing activities	(960,228)	(1,003,970)
Cash flows from financing activities
Dividends paid	(723,964)	(420,096)
Issuance of securities, bonds and obligations in circulation	1,985,500	1,350,037
Net decrease in receivable inter-bank funds	10,002	166,924
Net increase in payable inter-bank funds	90,571	257,333
Purchase of treasury stock	(109,061)	(198,718)
Dividend payments to non-controlling interest	(4,786)	(3,097)
Lease payments	(43,839)	(40,808)
Net cash provided by financing activities	1,204,423	1,111,575
Net increase in cash and cash equivalents	2,942,538	277,169
Translation gain (loss) on cash and cash equivalents	13,408	(81,533)
Cash and cash equivalents at the beginning of the period	12,347,943	11,977,366
Cash and cash equivalents at the end of the period	15,303,889	12,173,002

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2026 and December 31, 2025

1. Business activity

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, which was incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2026, Intercorp Peru holds directly and indirectly 74.98 percent of the issued capital stock of IFS, equivalent to 73.83 percent of the outstanding capital stock (74.38 percent of the issued capital stock, equivalent to 73.38 percent of the outstanding capital stock as of December 31, 2025).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2026 and December 31, 2025, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay").

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income and other relevant information are presented in Note 2.

The interim consolidated financial statements as of June 30, 2026, have been approved by the Audit Committee and Board’s Meeting in sessions held on August 7 and 11, 2026, respectively. The audited consolidated financial statements as of December 31, 2025, (henceforth, “Annual Consolidated Financial Statements”) were approved by the General Shareholders’ Meeting held on March 31, 2026.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2026, Interbank has 142 offices (146 offices as of December 31, 2025). Additionally, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to Intercorp Peru) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of June 30, 2026 and December 31, 2025, amounted to S/97,068,000 and S/95,328,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of June 30,2026 and December 31, 2025, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru. As of June 30, 2026 and December 31, 2025, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America, provides investment consultancy and related services.
Veltria Advisors Corp.	Incorporated in the United States of America, provides investment advisory.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of June 30, 2026 and December 31, 2025, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Management S.A.C. -

IFS Management is incorporated in Peru. Its corporate purpose is to provide all types of management, strategic planning, financial, accounting, legal, and other services.

(g) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago e Izipay are incorporated in Peru. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for renowned card networks and other private brands. Also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2026 and December 31, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Annual Consolidated Financial Statements as of December 31, 2025.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements as of December 31, 2025 and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Cash and clearing (b)	2,475,511	2,348,756
Deposits in the BCRP (b)	10,993,241	8,490,566
Deposits in banks (c)	1,835,137	1,508,621
Total cash and cash equivalent	15,303,889	12,347,943
Accrued interest	12,240	12,096
Restricted funds (d)	651,805	1,675,910
Total	15,967,934	14,035,949

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	7,170,641	6,149,956
Cash in vaults	2,313,992	2,056,545
Subtotal legal reserve	9,484,633	8,206,501
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,728,000	1,580,610
Term deposits in BCRP (***)	1,094,600	760,000
Cash and clearing	161,465	292,157
Subtotal non-mandatory reserve	3,984,065	2,632,767
Cash balances not subject to legal reserve	54	54
Total	13,468,752	10,839,322

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of June 30, 2026 and December 31, 2025, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.13 and 3.25 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of June 30, 2026, corresponds to one overnight deposit in foreign currency for US$800,000,000 (approximately equivalent to S/2,728,000,000), with maturity in the first days of July 2026, and accrues interest at an annual interest rate of 3.66 percent (as of December 31, 2025, it corresponded to one overnight deposit in foreign currency for US$470,000,000, approximately equivalent to S/1,580,610,000, with maturity in the first days of January 2026, and accrued interest at an annual interest rate of 3.57 percent).

(***) As of June 30, 2026, corresponds to overnight deposits in local currency, with maturity in the first days of July 2026, and accrue interest at an annual interest rate between 4.22 and 4.25 percent(as of December 31, 2025, it corresponded to one overnight deposit in local currency, with maturity in the first days of January 2026, and accrue interest at an annual interest rate of 4.00 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Inter-bank transfers (*)	389,001	1,142,857
Repurchase agreements with the BCRP (**)	197,407	438,436
Derivative financial instruments, Note 8(b)	63,801	93,021
Others	1,596	1,596
Total	651,805	1,675,910

(*) Funds held at BCRP to transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(**) As of June 30, 2026 and December 31, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days.

As of June 30, 2026, Inter-bank funds assets accrue interest at an annual rate of 4.30 percent in local currency (annual rate between 4.25 and 4.30 percent in local currency for Inter-bank funds assets as of December 31, 2025); and do not have specific guarantees.

As of June 30, 2026, Inter-bank funds liabilities accrue interest at an annual rate of 4.25 percent in local currency (annual rate of 4.25 percent in local currency for Inter-bank funds liabilities, as of December 31, 2025).

5. Financial investments

(a) This caption is made up as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	21,763,014	21,299,397
Investments at amortized cost (d)	3,968,868	3,883,579
Investments at fair value through profit or loss (e)	2,654,229	1,965,991
Equity instruments measured at fair value through other comprehensive income (f)	561,491	556,149
Total financial investments	28,947,602	27,705,116
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	365,181	363,254
Investments at amortized cost (d)	105,060	105,436
Total	29,417,843	28,173,806

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2026
Corporate, leasing and subordinated bonds	9,827,566	176,866	(717,416)	9,287,016	Oct-26 / Feb-97	2.33	52.72	4.93	15.00
Sovereign Bonds of the Republic of Peru	9,498,970	57,718	(215,500)	9,341,188	Aug-26 / Feb-55	1.46	6.80	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,166,233	7	(410)	2,165,830	Jul-26 / Mar-27	3.98	4.17	—	—
Global Bonds of the Republic of Peru	470,145	2,317	(6,901)	465,561	Aug-27 / Nov-50	—	—	4.17	5.83
Bonds guaranteed by the Peruvian Government	440,727	15,469	(416)	455,780	Apr-28 / Oct-33	0.12	4.02	5.67	7.01
Treasury Bonds of the United States of America	33,831	—	(2,629)	31,202	Nov-31 / Nov-55	—	—	4.27	5.00
Global Bonds of the United States of Mexico	16,486	—	(1,962)	14,524	Feb-34	—	—	5.95	5.95
Negotiable Certificates of Deposit from financial institutions	1,911	2	—	1,913	May-27	4.92	4.92	—	—
Total	22,455,869	252,379	(945,234)	21,763,014
Accrued interest				365,181
Total				22,128,195

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2025
Corporate, leasing and subordinated bonds	9,667,248	213,688	(679,257)	9,201,679	Jan-26 / Feb-97	3.09	41.26	3.23	18.64
Sovereign Bonds of the Republic of Peru	8,855,018	183,759	(128,769)	8,910,008	Aug-26 / Feb-55	2.08	6.58	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,057,974	15	(297)	2,057,692	Jan-26 / Jun-26	3.96	4.04	—	—
Global Bonds of the Republic of Peru	550,343	5,424	(7,727)	548,040	Jan-26 / Nov-50	—	—	3.96	10.58
Bonds guaranteed by the Peruvian Government	473,317	11,098	(1,062)	483,353	Apr-28 / Oct-33	3.35	4.30	5.66	6.64
Treasury Bonds of the United States of America	62,364	81	(2,171)	60,274	Jun-26 / Nov-55	—	—	3.84	4.84
Global Bonds of the United States of Mexico	26,562	165	(1,727)	25,000	May-31 / Feb-34	—	—	4.98	5.62
Global Bonds of the Republic of Chile	11,357	87	(64)	11,380	Jan-29 / Jan-32	—	—	4.13	4.55
Negotiable Certificates of Deposit from financial institutions	1,969	2	—	1,971	Apr-26	5.03	5.03	—	—
Total	21,706,152	414,319	(821,074)	21,299,397
Accrued interest				363,254
Total				21,662,651

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2026	31.12.2025	30.06.2025
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	287,142	95,090	95,090
New assets originated or purchased	894	2,140	1,053
Assets derecognized or matured (excluding write-offs)	(1,545)	(3,206)	(1,515)
Effect on the expected credit loss due to the change of the stage during the year	7,873	264,223	61,278
Loss (recovery) for impairment	3,273	604	(1,068)
Period movement	10,495	263,761	59,748
Write-offs	—	(71,540)	(71,509)
Effect of foreign exchange variation	14	(169)	(102)
Expected credit loss at the end of the period	297,651	287,142	83,227

(d) As of June 30, 2026, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,835,712,000, including accrued interest for an amount of S/97,182,000 (as of December 31, 2025, corresponded to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,848,175,000, including accrued interest for an amount of S/97,662,000). Said investments present low credit risk and the impairment loss is not significant.

As of June 30, 2026 and December 31, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,990,488,000 and S/4,026,559,000, respectively.

Additionally, as of June 30, 2026, term deposits mainly issued in local currency are held, for an amount of S/238,216,000, including accrue interest amounting to S/7,878,000 (as of December 31, 2025, term deposits mainly issued in local currency were held, for an amount of S/140,840,000, included accrued interest amounting to S/7,774,000).Said investments present low credit risk and the impairment loss is not material. As of June 30, 2026, the maturity of these investments fluctuates between July 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 6.00 percent, and their fair value amounts to approximately S/238,216,000 (as of December 31, 2025, the maturity of these investments fluctuated between January 2026 and February 2029, have accrued interest at effective annual rates between 3.00 percent and 5.00 percent, and a fair value amounted to approximately S/140,840,000).

As of June 30, 2026 and December 31, 2025, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,014,623,000 and S/1,436,030,000, respectively, see Note 10(a).

As of June 30, 2026 and December 31, 2025, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/418,079,000 and S/424,005,000, respectively; see Note 10(a).

As of June 30, 2026, Interbank holds loans with a local bank that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,120,000; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	2,207,851	1,726,722
Listed shares	57,837	72,091
Non-listed shares	158,991	162,386
Debt instruments
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	195,630	—
Global Bonds of the Republic of Peru	22,849	—
Corporate, leasing and subordinated bonds	7,673	4,090
Sovereign Bonds issued by foreign governments	3,398	—
Sovereign Bonds of the Republic of Peru	—	702
Total	2,654,229	1,965,991

As of June 30, 2026 and December 31, 2025, investments at fair value through profit or loss include investments held for trading for approximately S/401,017,000 and S/163,645,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/2,253,212,000 and S/1,802,346,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Listed shares	525,702	522,380
Non-listed shares	35,789	33,769
Total	561,491	556,149

As of June 30, 2026 and December 31, 2025, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost (according to the stages indicated IFRS 9) as of June 30, 2026 and December 31, 2025:

	30.06.2026
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	13,079,718	—	—	13,079,718
Corporate, leasing and subordinated bonds	8,758,304	476,174	52,538	9,287,016
Negotiable Certificates of Deposit issued by the BCRP	2,165,830	—	—	2,165,830
Global Bonds of the Republic of Peru	465,561	—	—	465,561
Bonds guaranteed by the Peruvian government	455,780	—	—	455,780
Term deposits	230,338	—	—	230,338
Treasury Bonds of the United States of America	31,202	—	—	31,202
Global Bonds of the United States of Mexico	14,524	—	—	14,524
Negotiable Certificates of Deposit from financial institutions	1,913	—	—	1,913
Total	25,203,170	476,174	52,538	25,731,882

	31.12.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,660,521	—	—	12,660,521
Corporate, leasing and subordinated bonds	8,695,720	428,402	77,557	9,201,679
Negotiable Certificates of Deposit issued by the BCRP	2,057,692	—	—	2,057,692
Global Bonds of the Republic of Peru	548,040	—	—	548,040
Bonds guaranteed by the Peruvian government	483,353	—	—	483,353
Term deposits	133,066	—	—	133,066
Treasury Bonds of the United States of America	60,274	—	—	60,274
Global Bonds of the United States of Mexico	25,000	—	—	25,000
Global Bonds of the Republic of Chile	11,380	—	—	11,380
Negotiable Certificates of Deposit from financial institutions	1,971	—	—	1,971
Total	24,677,017	428,402	77,557	25,182,976

6. Loans, net

(a) This caption is made up as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Direct loans
Loans	42,874,464	39,573,400
Credit cards and other loans (*)	5,618,410	5,564,477
Leasing	1,520,658	1,704,520
Discounted notes	1,455,428	1,983,607
Factoring	1,029,523	1,273,562
Advances and overdrafts	56,476	32,078
Refinanced loans	447,642	467,669
Past due and under legal collection loans	1,148,985	1,230,619
	54,151,586	51,829,932
Plus (minus)
Accrued interest from performing loans (f)	549,551	544,571
Unearned interest and interest collected in advance	(11,985)	(13,311)
Impairment allowance for loans (d)	(1,565,988)	(1,591,042)
Total direct loans, net	53,123,164	50,770,150
Indirect loans	5,756,717	5,567,722

(*) As of June 30, 2026 and December 31, 2025, it includes non-revolving consumer loans for approximately S/2,564,792,000 and S/2,648,176,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Commercial loans (c.1)	24,443,987	22,897,732
Consumer loans (c.1)	15,625,671	15,248,665
Mortgage loans (c.1)	11,765,653	11,400,784
Small and micro-business loans (c.1)	2,316,275	2,282,751
Total	54,151,586	51,829,932

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Business Banking (loans to small and micro-businesses).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of June 30, 2026 and December 31, 2025. The amounts presented do not consider impairment.

	30.06.2026				31.12.2025
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	36,196,595	274,570	—	36,471,165	34,551,825	165,769	—	34,717,594
Standard grade	8,312,642	916,050	—	9,228,692	7,309,766	1,331,109	—	8,640,875
Substandard grade	3,068,883	1,853,595	—	4,922,478	3,499,980	1,677,609	—	5,177,589
Past due but not impaired	1,455,815	966,007	—	2,421,822	1,234,628	903,889	—	2,138,517
Impaired
Individually	—	—	23,023	23,023	—	—	22,928	22,928
Collectively	—	—	1,084,406	1,084,406	—	—	1,132,429	1,132,429
Total direct loans	49,033,935	4,010,222	1,107,429	54,151,586	46,596,199	4,078,376	1,155,357	51,829,932

	30.06.2026				31.12.2025
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,025,395	83,913	—	4,109,308	3,488,080	126,184	—	3,614,264
Standard grade	910,158	125,043	—	1,035,201	841,497	243,410	—	1,084,907
Substandard grade	343,637	255,631	—	599,268	683,009	168,619	—	851,628
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,182	6,182
Collectively	—	—	6,759	6,759	—	—	10,741	10,741
Total indirect loans	5,279,190	464,587	12,940	5,756,717	5,012,586	538,213	16,923	5,567,722

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	13,164,810	71,342	—	13,236,152	12,679,767	124,088	—	12,803,855
Standard grade	6,131,034	668,274	—	6,799,308	4,979,506	1,005,364	—	5,984,870
Substandard grade	2,290,583	721,450	—	3,012,033	2,544,331	479,201	—	3,023,532
Past due but not impaired	905,695	219,051	—	1,124,746	582,186	222,031	—	804,217
Impaired
Individually	—	—	23,023	23,023	—	—	22,928	22,928
Collectively	—	—	248,725	248,725	—	—	258,330	258,330
Total direct loans	22,492,122	1,680,117	271,748	24,443,987	20,785,790	1,830,684	281,258	22,897,732

	30.06.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,180,966	173,353	—	12,354,319	11,610,675	16,887	—	11,627,562
Standard grade	918,060	228,592	—	1,146,652	963,916	183,453	—	1,147,369
Substandard grade	481,298	639,094	—	1,120,392	676,148	798,920	—	1,475,068
Past due but not impaired	147,091	424,450	—	571,541	140,200	386,405	—	526,605
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	432,767	432,767	—	—	472,061	472,061
Total direct loans	13,727,415	1,465,489	432,767	15,625,671	13,390,939	1,385,665	472,061	15,248,665

	30.06.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,604,842	28,730	—	9,633,572	9,092,721	24,178	—	9,116,899
Standard grade	639,600	10,456	—	650,056	611,790	7,361	—	619,151
Substandard grade	229,978	325,751	—	555,729	251,017	364,017	—	615,034
Past due but not impaired	327,881	253,238	—	581,119	455,704	246,961	—	702,665
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	345,177	345,177	—	—	347,035	347,035
Total direct loans	10,802,301	618,175	345,177	11,765,653	10,411,232	642,517	347,035	11,400,784

	30.06.2026				31.12.2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,245,977	1,145	—	1,247,122	1,168,662	616	—	1,169,278
Standard grade	623,948	8,728	—	632,676	754,554	134,931	—	889,485
Substandard grade	67,024	167,300	—	234,324	28,484	35,471	—	63,955
Past due but not impaired	75,148	69,268	—	144,416	56,538	48,492	—	105,030
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	57,737	57,737	—	—	55,003	55,003
Total direct loans	2,012,097	246,441	57,737	2,316,275	2,008,238	219,510	55,003	2,282,751

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.06.2026				30.06.2025				31.12.2025
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	444,934	468,668	677,440	1,591,042	439,324	566,636	724,207	1,730,167	1,730,167
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	190,518	—	—	190,518	178,625	—	—	178,625	310,309
Assets matured or derecognized (excluding write-offs)	(64,000)	(40,383)	(18,510)	(122,893)	(62,673)	(49,947)	(21,047)	(133,667)	(251,523)
Transfers to Stage 1	93,090	(92,419)	(671)	—	87,419	(86,606)	(813)	—	—
Transfers to Stage 2	(80,208)	87,062	(6,854)	—	(78,158)	86,025	(7,867)	—	—
Transfers to Stage 3	(11,162)	(78,279)	89,441	—	(14,783)	(119,152)	133,935	—	—
Impact on the expected credit loss for credits that change stage in the period	(75,392)	134,710	212,835	272,153	(71,048)	141,714	418,215	488,881	806,993
Others	(28,032)	(27,713)	175,762	120,017	(29,634)	(33,506)	181,362	118,222	272,801
Total	24,814	(17,022)	452,003	459,795	9,748	(61,472)	703,785	652,061	1,138,580
Write-offs	—	—	(523,981)	(523,981)	—	—	(750,903)	(750,903)	(1,424,484)
Recovery of written–off loans	—	—	37,911	37,911	—	—	87,040	87,040	158,309
Foreign exchange effect	47	82	1,092	1,221	(360)	(662)	(5,247)	(6,269)	(11,530)
Expected credit loss at the end of period	469,795	451,728	644,465	1,565,988	448,712	504,502	758,882	1,712,096	1,591,042

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2026				30.06.2025				31.12.2025
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,866	19,048	137,875	162,789	16,640	36,158	123,013	175,811	175,811
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	12,944	—	—	12,944	30,053	—	—	30,053	15,998
Assets derecognized or matured (excluding write-offs)	(5,465)	(5,482)	(3,678)	(14,625)	(10,426)	(11,698)	(2,184)	(24,308)	(32,968)
Transfers to Stage 1	2,036	(2,036)	—	—	4,645	(4,645)	—	—	—
Transfers to Stage 2	(6,268)	6,287	(19)	—	(13,466)	13,823	(357)	—	—
Transfers to Stage 3	(40)	(160)	200	—	(98)	(952)	1,050	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,800)	661	(12,790)	(13,929)	(3,714)	2,656	(1,896)	(2,954)	(24,384)
Others	950	391	21,813	23,154	(2,430)	(4,262)	82,451	75,759	79,768
Total	2,357	(339)	5,526	7,544	4,564	(5,078)	79,064	78,550	38,414
Write-offs	—	—	(10,986)	(10,986)	—	—	(24,342)	(24,342)	(48,668)
Recovery of written–off loans	—	—	1,307	1,307	—	—	3,543	3,543	5,970
Foreign exchange effect	39	24	855	918	(331)	(326)	(4,077)	(4,734)	(8,738)
Expected credit loss at the end of period	8,262	18,733	134,577	161,572	20,873	30,754	177,201	228,828	162,789

	30.06.2026				30.06.2025				31.12.2025
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	401,302	415,350	452,932	1,269,584	403,740	474,416	494,700	1,372,856	1,372,856
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	137,244	—	—	137,244	125,485	—	—	125,485	259,855
Assets derecognized or matured (excluding write-offs)	(50,918)	(29,897)	(8,101)	(88,916)	(45,865)	(29,204)	(5,620)	(80,689)	(166,752)
Transfers to Stage 1	83,142	(82,471)	(671)	—	69,788	(68,998)	(790)	—	—
Transfers to Stage 2	(65,739)	68,374	(2,635)	—	(55,108)	58,484	(3,376)	—	—
Transfers to Stage 3	(10,007)	(70,299)	80,306	—	(12,110)	(106,349)	118,459	—	—
Impact on the expected credit loss for credits that change stage in the period	(66,318)	125,403	210,725	269,810	(55,531)	115,149	388,177	447,795	796,408
Others	(19,485)	(30,168)	138,789	89,136	(35,575)	(26,115)	99,563	37,873	161,373
Total	7,919	(19,058)	418,413	407,274	(8,916)	(57,033)	596,413	530,464	1,050,884
Write-offs	—	—	(483,859)	(483,859)	—	—	(689,054)	(689,054)	(1,293,275)
Recovery of written–off loans	—	—	30,422	30,422	—	—	77,007	77,007	140,034
Foreign exchange effect	—	37	59	96	(1)	(204)	(288)	(493)	(915)
Expected credit loss at the end of period	409,221	396,329	417,967	1,223,517	394,823	417,179	478,778	1,290,780	1,269,584

	30.06.2026				30.06.2025				31.12.2025
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	7,447	22,383	46,006	75,836	5,523	43,956	44,321	93,800	93,800
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,459	—	—	1,459	1,493	—	—	1,493	3,971
Assets derecognized or matured (excluding write-offs)	(211)	(557)	(6,175)	(6,943)	(189)	(1,234)	(6,718)	(8,141)	(12,592)
Transfers to Stage 1	6,317	(6,317)	—	—	10,907	(10,907)	—	—	—
Transfers to Stage 2	(970)	5,170	(4,200)	—	(1,192)	5,261	(4,069)	—	—
Transfers to Stage 3	(457)	(1,456)	1,913	—	(356)	(3,100)	3,456	—	—
Impact on the expected credit loss for credits that change stage in the period	(6,018)	2,793	8,079	4,854	(10,695)	10,677	9,804	9,786	(619)
Others	(931)	(726)	1,851	194	(545)	(436)	3,287	2,306	(3,335)
Total	(811)	(1,093)	1,468	(436)	(577)	261	5,760	5,444	(12,575)
Write-offs	—	—	(2,219)	(2,219)	—	—	(1,081)	(1,081)	(3,696)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	5	12	164	181	(25)	(76)	(848)	(949)	(1,693)
Expected credit loss at the end of period	6,641	21,302	45,419	73,362	4,921	44,141	48,152	97,214	75,836

	30.06.2026				30.06.2025				31.12.2025
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	30,319	11,887	40,627	82,833	13,421	12,106	62,173	87,700	87,700
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	38,871	—	—	38,871	21,594	—	—	21,594	30,485
Assets derecognized or matured (excluding write-offs)	(7,406)	(4,447)	(556)	(12,409)	(6,193)	(7,811)	(6,525)	(20,529)	(39,211)
Transfers to Stage 1	1,595	(1,595)	—	—	2,079	(2,056)	(23)	—	—
Transfers to Stage 2	(7,231)	7,231	—	—	(8,392)	8,457	(65)	—	—
Transfers to Stage 3	(658)	(6,364)	7,022	—	(2,219)	(8,751)	10,970	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,256)	5,853	6,821	11,418	(1,108)	13,232	22,130	34,254	35,588
Others	(8,566)	2,790	13,309	7,533	8,916	(2,693)	(3,939)	2,284	34,995
Total	15,349	3,468	26,596	45,413	14,677	378	22,548	37,603	61,857
Write-offs	—	—	(26,917)	(26,917)	—	—	(36,426)	(36,426)	(78,845)
Recovery of written–off loans	—	—	6,182	6,182	—	—	6,490	6,490	12,305
Foreign exchange effect	3	9	14	26	(3)	(56)	(34)	(93)	(184)
Expected credit loss at the end of period	45,671	15,364	46,502	107,537	28,095	12,428	54,751	95,274	82,833

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans):

	30.06.2026				30.06.2025				31.12.2025
Changes in the allowance for expected credit losses for contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss at beginning of year balances	1,998	2,268	8,089	12,355	2,663	2,250	9,335	14,248	14,248
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,033	—	—	1,033	1,559	—	—	1,559	1,663
Assets derecognized or matured	(797)	(303)	(329)	(1,429)	(526)	(401)	(1,262)	(2,189)	(3,240)
Transfers to Stage 1	452	(452)	—	—	354	(354)	—	—	—
Transfers to Stage 2	(520)	845	(325)	—	(690)	731	(41)	—	—
Transfers to Stage 3	—	(5)	5	—	(118)	—	118	—	—
Impact on the expected credit loss for credits that change stage in the period	(258)	11	4	(243)	(223)	384	(22)	139	640
Others	(91)	(307)	(101)	(499)	137	64	(493)	(292)	(936)
Total	(181)	(211)	(746)	(1,138)	493	424	(1,700)	(783)	(1,873)
Foreign exchange effect	27	19	3	49	(22)	(7)	(2)	(31)	(20)
Expected credit loss at the end of period, Note 8(a)	1,844	2,076	7,346	11,266	3,134	2,667	7,633	13,434	12,355

7. Investment property

(a) This caption is made up as follows:

	30.06.2026	31.12.2025	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	285,123	282,247	2009	Appraisal
Pardo (Vivanda)	145,853	127,278	2021	Appraisal/Cost
San Martín de Porres – Lima	87,417	86,084	2015	Appraisal
Nuevo Chimbote	38,553	38,133	2021	Appraisal
Ate Vitarte – Lima	34,876	33,621	2006	Appraisal
Santa Clara – Lima	29,325	28,907	2017	Appraisal
Others	34,910	34,456	-	Appraisal/Cost
	656,057	630,726
Completed investment property - “Real Plaza” shopping malls (i)
Talara	30,941	27,063	2015	DCF
Buildings (i)
Orquideas - San Isidro – Lima	168,765	160,093	2017	DCF
Ate Vitarte – Lima	159,212	155,275	2006	DCF
Chorrillos – Lima	115,792	110,166	2017	DCF
Piura	108,814	105,108	2020	DCF
Paseo del Bosque	107,994	100,392	2021	DCF
Chimbote	57,539	55,577	2015	DCF
Juan de Arona (d)	56,240	—	2026	DCF
Maestro-Huancayo	42,113	40,309	2017	DCF
Cuzco	37,606	35,895	2017	DCF
Panorama – Lima	27,271	25,886	2016	DCF
Others	96,670	94,125	-	DCF/Appraisal
	978,016	882,826

Total	1,665,014	1,540,615

DCF: Discounted cash flow

(i) Financial assets classified by the Group as Level 3. During 2026 and 2025, there were no transfers between levels of hierarchy.

(ii) As of June 30, 2026 and December 31, 2025, there are no liens on investment property.

(b) The net gain on investment properties for the six-month periods ending June 30, 2026 and 2025, consists of the following:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Income from rental	42,463	38,108
Gain on valuation	40,094	28,114
Total	82,557	66,222

(c) The movement of investment property for the years ended June 30, 2026 and 2025, is as follows:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Beginning of year balances	1,540,615	1,381,788
Additions (d)	84,305	38,799
Gain on valuation	40,094	28,114
Net transfers	—	(5,000)
Balance as of June 30	1,665,014	1,443,701
Balance as of December 31, 2025		1,540,615

(d) During 2026, it mainly corresponds to the purchase of “Juan de Arona” building, made from third parties.

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	611,748	474,688
Operations in process	395,878	162,517
Accounts receivable from sale of investments	374,194	222,002
POS commission receivable	211,153	250,501
Accounts receivable related to derivative financial instruments (b)	131,772	120,878
Others	24,203	25,654
	1,748,948	1,256,240
Non-financial instruments
Investment in associates (*)	266,122	27,257
Deferred charges	176,860	139,215
Tax paid to recover	154,291	223,248
Deferred cost of POS affiliation and registration	38,360	58,243
Tax credit for General Sales Tax - IGV	27,709	59,990
POS equipment supplies	11,240	12,729
Others	19,612	16,194
	694,194	536,876
Total	2,443,142	1,793,116

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	2,616,568	2,144,131
Other accounts payable	693,188	665,537
Third party compensation (**)	680,075	496,426
Operations in process	536,320	354,032
Accounts payable for purchase of investments	365,453	167,301
Workers’ profit sharing and salaries payable	205,268	171,282
Accounts payable related to derivative financial instruments (b)	181,877	207,084
Lease liabilities	122,529	144,245
Accounts payable to reinsurers and coinsurers	17,512	16,776
Allowance for indirect loan losses	11,266	12,355
	5,430,056	4,379,169
Non-financial instruments
Taxes payable	101,566	99,076
Provision for other contingencies	64,566	44,238
Deferred income (***)	46,959	41,382
Registration for use of POS	4,878	8,620
Others	12,337	13,315
	230,306	206,631
Total	5,660,362	4,585,800

(*) On April 1, 2026, IFS and InRetail Peru Corp. acquired indirectly, through IXP Holding Corp., 100 percent of the related entity InFinance XP S.A. (formerly Financiera Oh!), for a total amount of US$130,000,000, with a shareholding participation of 50 percent, each. InFinance XP S.A. is a Peruvian financial entity incorporated in Peru and authorized to perform any type of financial intermediation operations and other activities permitted by the General Act of the Financial and Insurance System or others that are authorized by the SBS.

(**) Mainly corresponds to outstanding balances payable to affiliated businesses, for the consumptions made by the credit card’s users, which are mainly settled the day after the transaction was made.

(***) Mainly corresponds to deferred fees for indirect loans (mainly guarantee letters).

(b) The following table presents the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts, as of June 30, 2026 and December 31, 2025. The notional gross amount is the nominal amount of the derivative’s underlying asset, and it is the base over which changes in the fair value of derivatives are measured:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of June 30, 2026	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	74,211	33,680	11,943,941	—	Between July 2026 and June 2028	-	-
Interest rate swaps	25,378	17,387	1,417,813	—	Between July 2026 and June 2036	-	-
Cross swaps	8,196	9,756	1,326,018	—	Between July 2026 and June 2036	-	-
Options	—	6	1,837	—	Between September 2026 and March 2027	-	-
	107,785	60,829	14,689,609	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	81,148	1,023,000	1,327	October 2026	Corporate bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	19,560	—	512,250	162	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	551	11,958	511,500	(3,896)	July 2031	Corporate bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,780	170,500	781	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	622	—	170,500	885	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,676	68,300	236	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	9,778	68,300	174	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,280	34,150	(150)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	1,437	433	17,360	554	January 2036	Corporate bond	Financial investments
Cross currency swaps (CCS)	1,491	433	17,405	562	January 2036	Corporate bond	Financial investments
Cross currency swaps (CCS)	163	265	16,281	(51)	November 2035	Corporate bond	Financial investments
Cross currency swaps (CCS)	163	297	16,252	(55)	November 2035	Corporate bond	Financial investments
	23,987	121,048	2,625,798	529
	131,772	181,877	17,315,407	529

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	82,297	34,856	7,055,166	—	Between January 2026 and February 2027	-	-
Interest rate swaps	20,095	11,332	3,418,425	—	Between January 2026 and June 2036	-	-
Cross swaps	6,138	22,626	781,183	—	Between January 2026 and December 2030	-	-
Options	—	—	1,920	—	Between January 2026 and April 2026	-	-
	108,530	68,814	11,256,694	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	—	97,344	1,008,900	14,700	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	12,348	—	505,200	18,225	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	7,403	168,150	(44)	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,178	168,150	(141)	September 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	10,852	67,360	2,669	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	10,892	67,360	2,545	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,601	33,680	829	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	492	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	12,348	138,270	2,018,800	39,904
	120,878	207,084	13,275,494	39,904

(i) As of June 30, 2026 and December 31, 2025, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2026 and December 31, 2025. During 2026 and 2025, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Saving deposits	22,198,795	21,934,920
Time deposits	21,774,220	19,243,968
Demand deposits	14,719,302	14,084,761
Compensation for service time	810,256	756,960
Other obligations	7,187	7,021
Total	59,509,760	56,027,630

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of June 30, 2026 and December 31, 2025, deposits and obligations of approximately S/22,742,437,000 and S/22,138,836,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/122,000 and S/116,700, respectively.

10. Due to banks and correspondents

This caption is comprised of the following:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru	1,130,725	1,781,905
Promotional credit lines	1,866,749	1,975,588
Loans received from foreign entities	3,034,662	3,223,244
Loans received from Peruvian entities	212,711	122,777
	6,244,847	7,103,514
Interest and commissions payable	52,203	62,500
	6,297,050	7,166,014
By term -
Short term	3,548,714	4,494,185
Long term	2,748,336	2,671,829
Total	6,297,050	7,166,014

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.06.2026	31.12.2025
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	118,600	116,965
						118,600	116,965
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	97,887	96,538
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	62,120	61,264
First (C series)	Interseguro	6.1875%	Semi-annually	2035	US$19,386	66,106	65,195
						226,113	222,997
Negotiable certificates of deposits – second program
First (D series)	Interbank	4.56250%	Annual	2026	S/ 106,650	106,399	104,107
First (E series)	Interbank	4.46875%	Annual	2026	S/ 101,250	100,355	98,127
First (F series)	Interbank	4.40625%	Annual	2027	S/ 120,000	115,512	—
First (G series)	Interbank	4.46875%	Annual	2027	S/ 120,000	115,212	—
						437,478	202,234
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						932,191	692,196
International issuances
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,970	311,910
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,363,521	1,343,800
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	964,168	950,200
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,019,007	1,004,174
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,189,026	1,172,008
Subordinated bonds	Interbank	4.800%	Semi-annually	2031	US$500,000	1,692,567	—
Total international issuances						6,540,259	4,782,092
Total local and international issuances						7,472,450	5,474,288
Interest payable						162,089	116,120
Total						7,634,539	5,590,408

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, wich have met by the Group as of June 30, 2026 and December 31, 2025.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.06.2026			31.12.2025
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(17,723)	4,502	(13,221)	(17,078)	4,482	(12,596)

Insurance contracts issued
Remaining coverage liability	(44,498)	12,671,736	12,627,238	(40,104)	12,744,701	12,704,597
Liability for claims incurred	—	350,616	350,616	—	314,071	314,071
Total insurance contracts issued (b) and (c)	(44,498)	13,022,352	12,977,854	(40,104)	13,058,772	13,018,668
Total reinsurance contracts held and issued	(62,221)	13,026,854	12,964,633	(57,182)	13,063,254	13,006,072

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	30.06.2026
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2026	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772
Insurance revenue	(636,743)	—	—	—	—	—	(636,743)
Contracts under fair value, BBA and VFA approach	(372,174)	—	—	—	—	—	(372,174)
Contracts under PAA approach	(264,569)	—	—	—	—	—	(264,569)
Insurance service expenses	100,961	(1,529)	245,155	890	144,509	2,074	492,060
Claims and other expenses incurred	—	—	508,776	123	50,297	2,074	561,270
Amortization of insurance acquisition cash flows	100,961	—	—	—	—	—	100,961
Losses on onerous contracts and reversals of those losses	—	(1,529)	—	—	—	—	(1,529)
Changes to liabilities for incurred claims	—	—	(263,621)	767	94,212	—	(168,642)
Insurance service result	(535,782)	(1,529)	245,155	890	144,509	2,074	(144,683)

Insurance financial expenses	92,917	5,819	—	—	—	—	98,736
Insurance financial result	449,501	5,819	—	—	—	—	455,320
Interest rate effect	(356,584)	—	—	—	—	—	(356,584)

Effect of movements on exchange rates	54,703	2,134	483	(170)	133	(4)	57,279
Total changes in the statement of income and other comprehensive income	(388,162)	6,424	245,638	720	144,642	2,070	11,332
Net cash flow and investment component	308,773	—	(235,028)	—	(121,497)	—	(47,752)
Premiums received	748,487	—	—	—	—	—	748,487
Claims and other expenses paid	—	—	(524,228)	—	(121,497)	—	(645,725)
Insurance acquisition cash flows	(150,514)	—	—	—	—	—	(150,514)
Investment component	(289,200)	—	289,200	—	—	—	—
Balance as of June 30, 2026	11,948,310	723,426	140,624	2,681	199,376	7,935	13,022,352

	31.12.2025
	Liabilities remaining coverage		Liabilities for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities for claims incurred in contracts measured by the premium allocation approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(1,124,366)	—	—	—	—	—	(1,124,366)
Contracts under fair value, BBA and VFA approach	(627,800)	—	—	—	—	—	(627,800)
Contracts under PAA approach	(496,566)	—	—	—	—	—	(496,566)
Insurance service expenses	171,463	(79,044)	444,236	(2,127)	319,554	5,097	859,179
Claims and other expenses incurred	—	—	971,901	107	208,745	5,097	1,185,850
Amortization of insurance acquisition cash flows	171,463	—	—	—	—	—	171,463
Losses on onerous contracts and reversals of those losses	—	(79,044)	—	—	—	—	(79,044)
Changes to liabilities for incurred claims	—	—	(527,665)	(2,234)	110,809	—	(419,090)
Insurance service result	(952,903)	(79,044)	444,236	(2,127)	319,554	5,097	(265,187)

Insurance financial expenses	1,373,048	76,119	—	—	—	—	1,449,167
Insurance financial result	637,678	76,119	—	—	—	—	713,797
Interest rate effect	735,370	—	—	—	—	—	735,370

Effect of movements on exchange rates	(474,146)	(22,241)	(2,344)	(183)	(796)	(14)	(499,724)
Total changes in the statement of income and other comprehensive income	(54,001)	(25,166)	441,892	(2,310)	318,758	5,083	684,256
Net cash flow and investment component	487,946	—	(459,979)	—	(175,803)	—	(147,836)
Premiums received	1,323,126	—	—	—	—	—	1,323,126
Claims and other expenses paid	—	—	(1,038,800)	—	(175,803)	—	(1,214,603)
Insurance acquisition cash flows	(256,359)	—	—	—	—	—	(256,359)
Investment component	(578,821)	—	578,821	—	—	—	—
Balance as of December 31, 2025	12,027,699	717,002	130,014	1,961	176,231	5,865	13,058,772

(c) Following is the movement of the issued insurance contract's net asset or liability, showing the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit:

	30.06.2026				31.12.2025
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,478,933	279,898	1,079,940	12,838,771	11,305,123	277,284	870,851	12,453,258
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(73,739)	(73,739)	—	—	(132,263)	(132,263)
Risk adjustment recognized for the risk expired	—	(11,092)	—	(11,092)	—	(20,797)	—	(20,797)
Experience adjustments	(46,130)	—	—	(46,130)	(62,243)	—	—	(62,243)
Changes that relate to future services
Contracts initially recognized in the period	(133,323)	9,032	150,509	26,218	(325,501)	18,385	341,071	33,955
Changes in estimates that adjust the contractual service margin	47,300	(160)	(47,140)	—	55,515	(2,003)	(53,512)	—
Changes in estimates that do not adjust the contractual service margin	(12,256)	431	—	(11,825)	(36,850)	(8,407)	—	(45,257)
Changes that relate to past services
Adjustments to liabilities for incurred claims	10,300	718	—	11,018	(15,548)	(2,322)	—	(17,870)
Insurance service result	(134,109)	(1,071)	29,630	(105,550)	(384,627)	(15,144)	155,296	(244,475)

Insurance financial (income) expenses	67,240	2,583	28,913	98,736	1,356,275	26,873	66,019	1,449,167
Insurance financial result	423,824	2,583	28,913	455,320	620,905	26,873	66,019	713,797
Interest rate effect	(356,584)	—	—	(356,584)	735,370	—	—	735,370

Effect of movements in Exchange rates	54,677	1,041	1,363	57,081	(477,123)	(9,115)	(12,226)	(498,464)
Total changes in the statement of income and other comprehensive income	(12,192)	2,553	59,906	50,267	494,525	2,614	209,089	706,228
Cash flows	(112,404)	—	—	(112,404)	(320,715)	—	—	(320,715)
Premiums received	482,553	—	—	482,553	825,245	—	—	825,245
Claims and other expenses paid	(524,228)	—	—	(524,228)	(1,038,800)	—	—	(1,038,800)
Insurance acquisition cash flows	(70,729)	—	—	(70,729)	(107,160)	—	—	(107,160)
Balance (*)	11,354,337	282,451	1,139,846	12,776,634	11,478,933	279,898	1,079,940	12,838,771

(*) Balance does not include PPA movement of LRC and LIC amounting to S/201,220,000 (liabilities for S/245,718,000 and assets for S/44,498,000) and S/179,897,000 (liabilities for S/220,001,000 and assets for S/40,104,000) as of June 30, 2026 and December 31, 2025, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of June 30, 2026 and December 31, 2025:

	30.06.2026	31.12.2025
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	1,079,940	870,851
Changes that relate to current services
Contractual service margin recognized for services provided	(73,739)	(132,263)
Changes that relate to future services
Contracts initially recognized in the period	150,509	341,071
Changes in estimates that adjust the contractual service margin	(47,140)	(53,512)
Insurance service result	29,630	155,296
Insurance financial expenses	28,913	66,019
Effect of movements in exchange difference	1,363	(12,226)
Total changes in the statement of income	59,906	209,089
Other movements	—	—
Balance	1,139,846	1,079,940

(e) Reconciliation of the amount included in net unrealized results for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	(53,768)	682,727
Losses recognized in other comprehensive income in the period	356,584	(735,370)
Rate effect of “Renta Particular” contract (*)	7,853	(1,850)
Others	1,450	725
Cumulative other comprehensive income, closing balance	312,119	(53,768)

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2026 and December 31, 2025, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2026, agreed to distribute dividends charged to profits for the year 2025 for approximately US$207,797,000 (equivalent to S/723,964,000); equivalent to US$1.80 per share, which were paid in May 2026.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); equivalent to US$1.00 per share, which were paid in May 2025.

(b) Treasury stock –

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares at market prices. The program remained in effect until April 17, 2025. Under this Program, Interbank acquired a total of 3,618,000 shares, with an approximate value to S/372,017,000.

On March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, maintaining a limit of up to US$100 million of common shares under the same conditions as the previous program. Within the framework of this new Program, as of June 30, 2026, Interbank holds 1,375,000 shares with an approximate value amount to S/199,266,000 (as of December 31, 2025, Interbank held 700,000 shares, with an approximate value of S/91,015,000).

During the years 2026 and 2025, Inteligo Bank acquired 10,000 and 18,000 common shares of IFS, respectively, at market value, for an amount of approximately US$504,000 (equivalent to approximately S/1,710,000) and US$656,000 (equivalent to approximately S/2,326,000).

As of June 30, 2026 and December 31, 2025, the Company and some Subsidiaries, all together, hold 5,050,000 and 4,365,000 shares issued by IFS, with an acquisition cost of US$159,195,000 (equivalent to S/578,607,000) and US$127,821,000 (equivalent to S/469,546,000), respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

At the General Shareholders' Meeting held on March 31, 2026, approved to constitute reserves for S/900,000,000 charged to retained earnings.

At the General Shareholders' Meeting held on March 31, 2025, approved to constitute reserves for S/800,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, which are applicable to its Financial Group, which has been defined by the SBS and is made up of Intercorp Financial Services Inc., its subsidiaries and InFinance XP S.A. (formerly Financiera Oh! S.A.).

On the other hand, as of June 30, 2026 and December 31, 2025, the regulatory capital required for Interbank, Interseguro, Inteligo Bank (a Subsidiary of Inteligo Group Corp.) and InFinance XP, is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of June 30, 2026 and December 31, 2025, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participation representing 10 percent or more of the capital of legal person non-domiciled be disposed of.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Individuals domiciled in Peru, as well as individuals and legal entities not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The entity distributing the dividends is responsible for withholding the corresponding tax. For this reason, dividends distributed by Peruvian subsidiaries to IFS are subject to the aforementioned withholding, which IFS records as an expense of the year. In this sense, as of June 30, 2026 and 2025, the Group has recorded a provision for S/24,422,000 and S/20,602,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2026 and December 31, 2025, was 29.5 percent, over the taxable income.

(d) With regard to subsidiaries domiciled in Peru, the Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to review, and if applicable, modify the determination of Income Tax, within four years after the filing of the respective tax return.

Following are the Income Tax periods subject to inspection by the main subsidiaries, in force as of June 30, 2026:

Subsidiary	Periods subject to review
Interbank	From 2021 to 2025
Interseguro	From 2021 to 2025
Izipay	From 2020 to 2025
Procesos de Medios de Pago	From 2021 to 2025

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews performed will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of their operations, some subsidiaries maintain various tax processes related to their activities in Peru. The most relevant tax processes for the main businesses are described below:

Interbank:

- Tax periods from 2003 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a statement from the month of June 2019.

In this context, regarding the tax period corresponding to 2003 and after a prolonged claims process in various instances, through a Resolution of Coactive Collection issued in October 2024, SUNAT required payment of approximately S/17,800,000 (including taxes, fines and arrears), an amount that was paid in November 2024; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2004, through a Resolution of Coactive Collection issued in May 2025, SUNAT required Interbank to pay the debt of the advance payments of Income Tax corresponding to the periods from March to December 2004 for approximately S/7,000,000 (including taxes, fines and arrears), an amount that was paid in May 2025; however, the process continues in the Judiciary.

Regarding the tax period corresponding to 2005, through a Resolution of Coactive Collection issued in March 2025, SUNAT required a payment for approximately S/11,300,000 (including taxes, fines and arrears), an amount that was paid in April 2025; however, the process continues in the Judiciary.

On the other hand, regarding the tax period corresponding to 2006, through Resolutions of Coactive Collection issued in May and June of 2025, SUNAT required payment for approximately S/3,100,000 and S/28,800,000, respectively, amounts that were paid by Interbank in June of 2025; however, the process continues in the Judiciary.

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed the respective claim and then appealed which is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of June 30, 2026 and December 31, 2025, the tax debt claimed by the SUNAT amounted to S/14,800,000 and S/14,700,000, respectively. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In December 2022, SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears). This amount was paid by Interbank in February 2023; however, the process continues in the Judiciary.

In November 2025, SUNAT through a Compliance Resolution, notified Interbank of a new tax debt that, as of June 30, 2026 and December 31, 2025 amounted to S/37,200,000 and S/35,800,000, respectively; however, in June 2026, the Tax Court declared the appeal unfounded and the Judiciary continues to date.

- Tax periods 2014, 2015 and 2018:

The alleged debts for Income Tax related to periods 2014, 2015, and 2018 are under appeal; pending resolution by the Tax Court. The alleged tax debt for the periods indicated amounts to a total of S/98,082,000 and S/96,279,000 (including taxes, fines, and arrears) as of June 30, 2026 and December 31, 2025, respectively.

- Tax period 2017:

The Resolution of Determination issued regarding the third-category annual Income Tax corresponding to the period 2017 – through which the declared credit balance was reduced –, as of the date of this report, is pending resolution by the Tax Court.

- Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Prices corresponding to the period 2019, respectively. In May 2025, Interbank was notified with Resolutions of Determination and Penalty corresponding to Income Tax and advance payments of the third category Income Tax for the period 2019 for approximately S/9,700,000, of which Interbank paid S/5,000,000. As of the date of this report, the Claim Appeal is pending resolution.

- Tax period 2020 and 2022:

As of the date of this report, the Third Category Income Tax for the periods 2020 and 2022 are under audit.

Proceso de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of June 30, 2026 and December 31, 2025, Izipay maintains carryforward tax losses amounting to S/135,079,808 and S/104,290,500, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS’ Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the consolidated financial statements as of June 30, 2026 and December 31, 2025.

(e) Global Minimum Tax: In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax (“QDMTT") pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Cooperation and Development (“OECD”). Regarding the Intercorp Group entities located in the Bahamas, the QDMTT is applicable from January 1, 2025.

For its part, on December 21, 2024, Spain adopted the Income Inclusion Rule (“IIR”) and the QDMTT in accordance with the OECD global minimum tax rules, applicable to the fiscal years starting December 31, 2023. Spain also adopted the Undertaxed Profits Rule (“UTPR”), in accordance with the OECD global minimum tax rules for the fiscal years starting December 31, 2024.

These taxes are applicable to multinational groups with annual consolidated income of at least 750 million euros, which will be subject to a minimum effective tax rate of 15 percent.

In the opinion of IFS’ Management and its legal advisors, the application of this regulation has not had a significant impact on the Group's consolidated financial statements.

(f) On May 28, 2026, the Republic of Panama enacted Act No. 526 (the “Economic Substance Act”), which establishes a regime of economic substance that will enter into force in the fiscal year 2027.

The Economic Substance Act is applicable to Panamanian entities that are part of multinational groups that obtain passive income from foreign sources, including dividends, interest, royalties, capital gains, income from real estate and other income derived from movable assets.

Entities that do not demonstrate to have an adequate economic substance in Panama shall be considered as non-qualified entities and shall be subject to the Income Tax in Panama at a rate of 15 percent over the taxable net income attributable to said passive income.

Also, the Regulation of the Economic Substance Act, whose issuance corresponds to the Executive Branch, has not been released as of the date of this report, and consequently, the specific requirements for its compliance remain undefined as of the date of these interim consolidated financial statements.

Although Management currently considers that Panamanian holding entities will be subject to the requirements set forth in the Economic Substance Act, the Regulation to be issued could impose additional obligations or limit the scope of the exemptions that are effective at present.

(g) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statement of income:

	For the six-month ended as of June 30,

	2026	2025
	S/(000)	S/(000)
Current – Expense	285,745	254,903
Current – Dividend expense, Note 14(b)	24,422	20,602
Deferred – (Income)	(22,999)	(21,528)
	287,168	253,977

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,532,608	2,509,349
Interest on investments at fair value through other comprehensive income	691,791	598,181
Interest on due from banks and inter-bank funds	170,015	166,490
Interest on investments at amortized cost	114,347	114,333
Dividends on financial instruments	47,388	49,700
Others	8,368	6,725
Total	3,564,517	3,444,778
Interest and similar expenses
Interest and fees on deposits and obligations	(602,541)	(639,627)
Interest on bonds, notes and other obligations	(224,894)	(201,208)
Interest and fees on due to banks and correspondents	(176,192)	(203,010)
Insurance contract expense with investment component	(78,986)	(51,950)
Deposit insurance fund fees	(50,803)	(44,501)
Interest on lease payments	(4,185)	(4,767)
Others	(5,337)	(4,275)
Total	(1,142,938)	(1,149,338)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	429,434	380,716
Income from services (acquirer and issuer role) (b)	334,401	364,068
Banking service fees	127,059	115,458
Brokerage and custody services	7,011	5,368
Others	11,123	12,757

Performance obligations over time:
Funds management	91,835	86,422
Contingent loans fees	31,592	33,022
Collection services	26,462	25,903
Others	22,305	16,239
Total	1,081,222	1,039,953
Expenses
Expenses for services (acquirer and issuer role) (b)	(170,575)	(174,116)
Credit cards	(86,862)	(78,789)
Credit card processing commissions	(59,420)	(56,766)
Local banks fees	(41,006)	(36,237)
Credit life insurance premiums	(38,512)	(32,004)
Digital services fees	(37,235)	(34,953)
Foreign banks fees	(14,013)	(13,314)
Others	(10,642)	(18,385)
Total	(458,265)	(444,564)
Net	622,957	595,389

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	9,724	9,497
Gain from sale of written-off-loans	9,666	20,010
Participation in investments in associates	8,236	3,570
Services rendered to third parties	4,441	3,592
Income from ATM rentals	3,105	2,668
Others	21,282	28,650
Total other income	56,454	67,987
Other expenses
Commissions from insurance activities	(34,032)	(29,513)
Administrative and tax penalties	(6,989)	(9,087)
Expenses related to rental income	(5,449)	(7,523)
Provision for sundry risk	(3,636)	(3,937)
Provision for accounts receivable	(3,465)	(4,793)
Sundry technical insurance expenses	(3,403)	(6,983)
Donations	(2,098)	(2,206)
Others	(25,414)	(14,582)
Total other expenses	(84,486)	(78,624)

.

18. Result from insurance activities

(a) This caption is comprised of the following:

	30.06.2026				30.06.2025
	General insurance	Pensions	Life	Total	General insurance	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	27,546	7,683	38,510	73,739	24,817	2,354	16,973	44,144
Change in Risk adjustment for non-financial risk	1,716	7,901	1,277	10,894	1,318	7,697	576	9,591
Insurance service expenses and expected claims incurred	44,686	161,744	58,975	265,405	33,641	144,252	46,265	224,158
Recovery of cash for insurance acquisition	3,056	1,762	17,318	22,136	2,417	393	6,614	9,424
Contracts measured under PAA:
Premiums assigned to the period	124,359	137,436	2,774	264,569	121,442	119,866	3,067	244,375
	201,363	316,526	118,854	636,743	183,635	274,562	73,495	531,692

Insurance service expenses -
Claims incurred expenses and other expenses	(42,615)	(444,904)	(73,750)	(561,269)	(50,424)	(491,735)	(65,302)	(607,461)
Onerous contract losses and loss reversion	(13,156)	15,379	(694)	1,529	(157)	42,896	2,645	45,384
Amortization of insurance acquisition cash flows	(81,881)	(1,762)	(17,318)	(100,961)	(79,550)	(393)	(6,614)	(86,557)
Changes to liabilities for incurred claims	(28,937)	173,096	24,483	168,642	(27,598)	223,535	29,928	225,865
	(166,589)	(258,191)	(67,279)	(492,059)	(157,729)	(225,697)	(39,343)	(422,769)
Insurance service results	34,774	58,335	51,575	144,684	25,906	48,865	34,152	108,923
Reinsurance income	(945)	(1,109)	(1,707)	(3,761)	(1,638)	(1,086)	(5,772)	(8,496)
Financial result of insurance operations (b)	—	(420,981)	(34,339)	(455,320)	—	(326,108)	(26,017)	(352,125)
Result from insurance activities (**)	33,829	(363,755)	15,529	(314,397)	24,268	(278,329)	2,363	(251,698)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/235,163,000 and S/206,214,000 as of June 30, 2026 and 2025, respectively. See also financial information by segments in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	30.06.2026			30.06.2025
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(7,044)	(7,044)	—	(6,515)	(6,515)
Interest credited	(282,294)	(26,179)	(308,473)	(284,996)	(21,330)	(306,326)
Changes in interest rate and other financial hypotheses	(138,684)	661	(138,023)	(41,096)	2,196	(38,900)
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(3)	(1,777)	(1,780)	(16)	(368)	(384)
	(420,981)	(34,339)	(455,320)	(326,108)	(26,017)	(352,125)

Financial income from insurance contracts -
Interest credited	—	—	—	—	—	—
Effect of changes in interest rates and other financial hypotheses	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	—	—	—	—
	—	—	—	—	—	—
Result from insurance activities	(420,981)	(34,339)	(455,320)	(326,108)	(26,017)	(352,125)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares outstanding
	(in thousands)	(in thousands)		(in thousands)
Period 2025
Balance as of January 1	113,288	113,288	180	113,288
Purchase of treasury stock	(1,727)	(1,727)	62	(592)
Balance as of June 30, 2025	111,561	111,561		112,696
Net earnings attributable to IFS’s shareholders S/(000)				1,020,752
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.058
Period 2026
Balance as of January 1	111,082	111,082	180	111,082
Purchase of treasury stock	(685)	(685)	54	(206)
Balance as of June 30, 2026	110,397	110,397		110,876
Net earnings attributable to IFS’s shareholders S/(000)				1,180,649
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				10.648

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of June 30, 2026 and December 31, 2025 and for six-month periods ended June 30, 2026 and 2025:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	537	353
Investments at fair value through other comprehensive income	73,442	74,104
Loans, net (b)	1,852,426	2,272,336
Accounts receivable	107,074	105,897
Other assets	11,067	9,606
Liabilities
Deposits and obligations	1,421,650	1,430,409
Other liabilities	102,908	120,612
Off-balance sheet accounts
Indirect loans (b)	73,553	65,778

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	81,292	68,783
Rental income	17,759	15,931
Interest and similar expenses	(16,663)	(13,779)
Administrative expenses	(18,612)	(18,762)
Others, net	28,037	29,649

(b) As of June 30, 2026 and December 31, 2025, the detail of loans is the following:

	30.06.2026			31.12.2025
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,142,020	17,830	1,159,850	1,581,492	15,908	1,597,400
Related	710,406	55,723	766,129	690,844	49,870	740,714
	1,852,426	73,553	1,925,979	2,272,336	65,778	2,338,114

(c) As of June 30, 2026 and December 31, 2025, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of June 30, 2026 and December 31, 2025, direct loans to employees, directors and executives amounted approximately to S/255,700,000 and S/256,398,000, respectively; said loans are outstanding and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the six-month periods ended June 30, 2026 and 2025, is presented below:

	30.06.2026	30.06.2025
	S/(000)	S/(000)
Salaries	22,853	20,470
Board of Directors’ compensations	1,894	2,080
Total	24,747	22,550

(e) As of June 30, 2026 and December 31, 2025, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/116,000 and S/184,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The Segments' performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of June 30, 2026 and December 31, 2025, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2026 and 2025:

	30.06.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,952,909	564,752	72,463	(25,607)	3,564,517
Interest and similar expenses	(980,808)	(116,392)	(48,414)	2,676	(1,142,938)
Net interest and similar income	1,972,101	448,360	24,049	(22,931)	2,421,579
Loss due to impairment of loans	(458,554)	—	(103)	—	(458,657)
(Loss) recovery due to impairment of financial investments	121	(10,732)	112	4	(10,495)
Net interest and similar income after impairment loss	1,513,668	437,628	24,058	(22,927)	1,952,427
Fee income from financial services, net	480,351	(7,131)	101,068	48,669	622,957
Net gain on sale of financial investments	57,168	21,445	2,126	—	80,739
Other income	325,364	108,945	109,797	44,438	588,544
Result from insurance activities	—	(79,199)	—	(35)	(79,234)
Depreciation and amortization	(152,753)	(10,659)	(4,609)	(46,950)	(214,971)
Other expenses	(1,063,706)	(241,301)	(89,354)	(84,618)	(1,478,979)
Income (loss) before exchange difference and Income Tax	1,160,092	229,728	143,086	(61,423)	1,471,483
Exchange difference	(1,112)	(5,930)	(843)	10,818	2,933
Income Tax	(261,431)	—	(7,899)	(17,838)	(287,168)
Net profit (loss) for the period	897,549	223,798	134,344	(68,443)	1,187,248
Attributable to:
IFS’s shareholders	897,549	223,798	134,344	(75,042)	1,180,649
Non-controlling interest	—	—	—	6,599	6,599
	897,549	223,798	134,344	(68,443)	1,187,248

(*) It corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,892,655	479,205	83,688	(10,770)	3,444,778
Interest and similar expenses	(1,008,785)	(93,648)	(49,112)	2,207	(1,149,338)
Net interest and similar income	1,883,870	385,557	34,576	(8,563)	2,295,440
Loss on loans, net of recoveries	(651,266)	—	(12)	—	(651,278)
(Loss) recovery due to impairment of financial investments	(213)	(59,398)	(151)	14	(59,748)
Net interest and similar income after impairment loss	1,232,391	326,159	34,413	(8,549)	1,584,414
Fee income from financial services, net	425,860	(6,391)	95,530	80,390	595,389
Net gain (loss) on sale of financial investments	23,634	12,949	(1,657)	—	34,926
Other income	280,426	84,463	135,650	113,358	613,897
Result from insurance activities	—	(45,475)	—	(9)	(45,484)
Depreciation and amortization	(150,688)	(9,812)	(4,056)	(48,110)	(212,666)
Other expenses	(934,755)	(212,400)	(82,496)	(85,158)	(1,314,809)
Income before exchange difference and Income Tax	876,868	149,493	177,384	51,922	1,255,667
Exchange difference	(398)	23,844	2,549	(1,979)	24,016
Income Tax	(205,588)	—	(25,454)	(22,935)	(253,977)
Net profit for the period	670,882	173,337	154,479	27,008	1,025,706
Attributable to:
IFS’s shareholders	670,882	173,337	154,479	22,054	1,020,752
Non-controlling interest	—	—	—	4,954	4,954
	670,882	173,337	154,479	27,008	1,025,706

(*) It corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2026
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	175,381	85,584	7,349	18,013	286,327
Total assets	82,080,299	18,289,763	4,492,931	488,307	105,351,300
Total liabilities	71,464,792	17,167,056	3,390,618	385,294	92,407,760

	31.12.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	461,646	65,369	7,859	51,251	586,125
Total assets	76,763,239	17,461,132	4,118,540	754,516	99,097,427
Total liabilities	66,505,666	16,615,842	3,019,002	535,073	86,675,583

(*) Correspond to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) Include the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the six-month periods ended June 30, 2026, is S/5,703,932,000 in Peru and S/247,834,000 in Panama (for the six-month periods ended June 30, 2025, was S/5,384,403,000 in Peru and S/280,844,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of June 30, 2026 is S/101,027,716,000 in Peru and S/4,323,584,000 in Panama (for the year ended December 31, 2025, was S/95,125,697,000 in Peru and S/3,971,730,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2026 and December 31, 2025, are presented below.

	30.06.2026
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	15,967,934	15,967,934
Inter-bank funds	—	—	—	30,004	30,004
Financial investments	2,654,229	22,128,195	561,491	4,073,928	29,417,843
Loans, net	—	—	—	53,123,164	53,123,164
Due from customers on acceptances	—	—	—	4,411	4,411
Other accounts receivable and other assets, net	131,772	—	—	1,617,176	1,748,948
Reinsurance contracts assets	—	—	—	62,221	62,221
	2,786,001	22,128,195	561,491	74,878,838	100,354,525
Financial liabilities
Deposits and obligations	—	—	—	59,509,760	59,509,760
Inter-bank funds	—	—	—	145,617	145,617
Due to banks and correspondents	—	—	—	6,297,050	6,297,050
Bonds, notes and other obligations	—	—	—	7,634,539	7,634,539
Due from customers on acceptances	—	—	—	4,411	4,411
Insurance and reinsurance contract liabilities	—	—	—	13,026,854	13,026,854
Other accounts payable, provisions and other liabilities	181,877	—	—	5,248,179	5,430,056
	181,877	—	—	91,866,410	92,048,287

	31.12.2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,035,949	14,035,949
Inter-bank funds	—	—	—	40,006	40,006
Financial investments	1,965,991	21,662,651	556,149	3,989,015	28,173,806
Loans, net	—	—	—	50,770,150	50,770,150
Due from customers on acceptances	—	—	—	51,332	51,332
Other accounts receivable and other assets, net	120,878	—	—	1,135,362	1,256,240
Reinsurance contracts assets	—	—	—	57,182	57,182
	2,086,869	21,662,651	556,149	70,078,996	94,384,665
Financial liabilities
Deposits and obligations	—	—	—	56,027,630	56,027,630
Inter-bank funds	—	—	—	55,019	55,019
Due to banks and correspondents	—	—	—	7,166,014	7,166,014
Bonds, notes and other obligations	—	—	—	5,590,408	5,590,408
Due from customers on acceptances	—	—	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	—	—	13,063,254	13,063,254
Other accounts payable, provisions and other liabilities	207,084	—	—	4,172,085	4,379,169
	207,084	—	—	86,125,742	86,332,826

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors, and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the audited Annual Consolidated Financial Statements; related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (consumer and mortgage loans), (ii) Business Banking (small and micro-business loans), and (iii) Commercial Banking (commercial loans). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2026 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2026
Derivatives, Note 8(b)	131,772	—	131,772	(54,474)	(39,485)	37,813
Total	131,772	—	131,772	(54,474)	(39,485)	37,813
As of December 31, 2025
Derivatives, Note 8(b)	120,878	—	120,878	(31,633)	(60,063)	29,182
Total	120,878	—	120,878	(31,633)	(60,063)	29,182

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2026 and December 31, 2025, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2026
Derivatives, Note 8(b)	181,877	—	181,877	(54,474)	(63,801)	63,602
Total	181,877	—	181,877	(54,474)	(63,801)	63,602
As of December 31, 2025
Derivatives, Note 8(b)	207,084	—	207,084	(31,633)	(93,021)	82,430
Total	207,084	—	207,084	(31,633)	(93,021)	82,430

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2026, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.403 per US$1 bid and S/3.415 per US$1 ask (S/3.358 and S/3.368 as of December 31, 2025, respectively). As of June 30, 2026, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.410 per US$1 (S/3.363 as of December 31, 2025).

The table below presents the detail of the Group’s position:

	30.06.2026
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	11,943,046	3,689,027	335,861	15,967,934
Inter-bank funds	—	30,004	—	30,004
Financial investments	8,277,918	21,080,808	59,117	29,417,843
Loans, net	15,239,489	37,883,675	—	53,123,164
Due from customers on acceptances	4,411	—	—	4,411
Other accounts receivable and other assets, net	314,030	1,434,903	15	1,748,948
Reinsurance contract assets	1,554	60,667	—	62,221
	35,780,448	64,179,084	394,993	100,354,525
Liabilities
Deposits and obligations	19,818,088	39,150,154	541,518	59,509,760
Inter-bank funds	—	145,617	—	145,617
Due to banks and correspondents	1,907,881	4,389,169	—	6,297,050
Bonds, notes and other obligations	6,680,765	953,774	—	7,634,539
Due from customers on acceptances	4,411	—	—	4,411
Insurance and reinsurance contract liabilities	3,547,865	9,478,989	—	13,026,854
Other accounts payable, provisions and other liabilities	2,288,460	3,140,193	1,403	5,430,056
	34,247,470	57,257,896	542,921	92,048,287
Forwards position, net	(2,808,776)	2,586,478	222,298	—
Currency swaps position, net	(116,846)	116,846	—	—
Cross currency swaps position, net	2,217,500	(2,217,500)	—	—
Options position, net	(105)	105	—	—
Monetary position, net	824,751	7,407,117	74,370	8,306,238

	31.12.2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,784,117	3,963,653	288,179	14,035,949
Inter-bank funds	—	40,006	—	40,006
Financial investments	7,731,572	20,387,567	54,667	28,173,806
Loans, net	14,424,941	36,345,209	—	50,770,150
Due from customers on acceptances	51,332	—	—	51,332
Other accounts receivable and other assets, net	240,769	1,014,491	980	1,256,240
Reinsurance contract assets	2,056	55,126	—	57,182
	32,234,787	61,806,052	343,826	94,384,665
Liabilities
Deposits and obligations	19,301,489	36,216,857	509,284	56,027,630
Inter-bank funds	—	55,019	—	55,019
Due to banks and correspondents	2,049,531	5,116,483	—	7,166,014
Bonds, notes and other obligations	4,879,304	711,104	—	5,590,408
Due from customers on acceptances	51,332	—	—	51,332
Insurance and reinsurance contract liabilities	3,609,743	9,453,511	—	13,063,254
Other accounts payable, provisions and other liabilities	1,929,823	2,438,585	10,761	4,379,169
	31,821,222	53,991,559	520,045	86,332,826
Forwards position, net	(2,443,784)	2,206,289	237,495	—
Currency swaps position, net	718,766	(718,766)	—	—
Cross currency swaps position, net	1,850,650	(1,850,650)	—	—
Options position, net	(66)	66	—	—
Monetary position, net	539,131	7,451,432	61,276	8,051,839

As of June 30, 2026, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$1,069,588,000, equivalent to S/3,647,294,000 (US$1,050,880,000, equivalent to S/3,534,108,000 as of December 31, 2025).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	30.06.2026
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	265,955	1,236,484	1,151,790	2,654,229
Debt instruments measured at fair value through other comprehensive income	14,135,867	7,627,147	—	21,763,014
Equity instruments measured at fair value through other comprehensive income	525,268	2,123	34,100	561,491
Derivative receivables	—	131,772	—	131,772
	14,927,090	8,997,526	1,185,890	25,110,506
Accrued interest				365,181
Total financial assets				25,475,687
Financial liabilities
Derivative payables	—	181,877	—	181,877
Total financial liabilities	—	181,877	—	181,877

	31.12.2025
	Quoted price in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	247,299	666,443	1,052,249	1,965,991
Debt instruments measured at fair value through other comprehensive income	13,732,571	7,566,826	—	21,299,397
Equity instruments measured at fair value through other comprehensive income	518,843	3,675	33,631	556,149
Derivative receivables	—	120,878	—	120,878
	14,498,713	8,357,822	1,085,880	23,942,415
Accrued interest				363,254
Total financial assets				24,305,669
Financial liabilities
Derivative payables	—	207,084	—	207,084
Total financial liabilities	—	207,084	—	207,084

(*) As of June 30, 2026 and December 31, 2025, correspond mainly to mutual funds, investment funds and shares.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

As of June 30, 2026 and December 31, 2025, there were no transfers to or from level 1 to level 2. Conversely, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/1,316,000 and S/19,763,000, respectively.

As of June 30, 2026 and December 31, 2025, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Initial balance as of January 1	1,085,880	1,049,781
Purchases	20,617	103,912
Sales	(37,184)	(122,565)
Gain recognized on the interim consolidated statement of income	116,577	54,752
Ending balance	1,185,890	1,085,880

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	30.06.2026					31.12.2025
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	15,967,934	—	—	15,967,934	15,967,934	14,035,949	—	—	14,035,949	14,035,949
Inter-bank funds	—	30,004	—	30,004	30,004	—	40,006	—	40,006	40,006
Investments at amortized cost	3,990,488	238,216	—	4,228,704	4,073,928	4,026,559	140,840	—	4,167,399	3,989,015
Loans, net	—	52,775,056	—	52,775,056	53,123,164	—	50,189,528	—	50,189,528	50,770,150
Due from customers on acceptances	—	4,411	—	4,411	4,411	—	51,332	—	51,332	51,332
Other accounts receivable and other assets, net	—	1,617,176	—	1,617,176	1,617,176	—	1,135,362	—	1,135,362	1,135,362
Reinsurance contract assets	—	62,221	—	62,221	62,221	—	57,182	—	57,182	57,182
Total	19,958,422	54,727,084	—	74,685,506	74,878,838	18,062,508	51,614,250	—	69,676,758	70,078,996
Liabilities
Deposits and obligations	—	59,552,933	—	59,552,933	59,509,760	—	56,042,175	—	56,042,175	56,027,630
Inter-bank funds	—	145,617	—	145,617	145,617	—	55,019	—	55,019	55,019
Due to banks and correspondents	—	6,301,147	—	6,301,147	6,297,050	—	7,183,314	—	7,183,314	7,166,014
Bonds, notes and other obligations	5,392,514	609,373	—	6,001,887	7,634,539	4,976,125	710,793	—	5,686,918	5,590,408
Due from customers on acceptances	—	4,411	—	4,411	4,411	—	51,332	—	51,332	51,332
Insurance and reinsurance contract liabilities	—	13,026,854	—	13,026,854	13,026,854	—	13,063,254	—	13,063,254	13,063,254
Other accounts payable and other liabilities	—	5,248,179	—	5,248,179	5,248,179	—	4,172,085	—	4,172,085	4,172,085
Total	5,392,514	84,888,514	—	90,281,028	91,866,410	4,976,125	81,277,972	—	86,254,097	86,125,742

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2026 and December 31, 2025, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of June 30, 2026 and December 31, 2025, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2026	31.12.2025
	S/(000)	S/(000)
Investment funds	20,887,347	19,418,061
Mutual funds	9,867,146	9,340,950
Total	30,754,493	28,759,011